HBOSplc

The Mound
Edinburgh
EH1 1YZ

RECEIVED
2004 AUG 10 A 11:56
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2 August 2004

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N.W.
WASHINGTON D.C. 20549
United States of America

Direct Line 0131 243 5586
Fax No 0131 243 5516

Your Ref: 82/5222

04036146

Exemption

SUPPL

Dear Sirs,

HBOS plc filings pursuant to Rule 12g3-2(b)

I enclose documents either sent to shareholders or made available to the public during the period **1st July to 31st July 2004**.

PROCESSED
AUG 11 2004
THOMSON
FINANCIAL

Announcements made to the London Stock Exchange:-

01.07.04	Additional Listing - HBOS Employee Share Option Plan
01.07.04	Director shareholding - PEP/ISA re-investments
02.07.04	Halifax House Price Index
05.07.04	HBOS Treasury Services US$11,817,000 maturing
05.07.04	HBOS Treasury Services US$10,000,000
05.07.04	HBOS Treasury Services US$750,000,000
06.07.04	Notification of major interest shares - Abacus Group PLC
07.07.04	HBOS Treasury Services US$6,247,000
08.07.04	Notification from The Capital Group Companies Inc of interest in HBOS
09.07.04	Notification of major interest in shares - BRIT Insurance Holdings PLC
13.07.04	Notoficiation of major interest in shares - Taylor Nelson Sofres PLC
14.07.04	HBOS no longer has material interest in ordinary shares of South Staffordshire plc
15.07.04	HBOS no longer has material interest in share capital of The Paragon Group of Companies PLC
16.07.04	Director Shareholding - Bank of Scotland Profit Sharing Stock Ownership Scheme
21.07.04	Notification of major interest in shares - Quintain Estates and Development PLC
22.07.04	Holdings in Company - Marconi Corporation PLC
26.07.04	Rule 8 Disclosure - Abbey National
27.07.04	St James's Place H1 Pretax Profits
27.07.04	Rule 8 Disclosure - Abbey National
27.07.04	Rule 8 Disclosure - Abbey National
28.07.04	HBOS Interim Results
28.07.04	HBOS Interim Results Part 2
28.07.04	Halifax Interim Results
28.07.04	HBOS confident of strong FY outcome as H1 pretax rises 21%
28.07.04	HBOS delivers top of the range H1 performance
29.07.04	HBOS sees little chance of UK counterbid for Abbey
29.07.04	Notification of major interest in shares - Forth Ports PLC
30.07.04	HBOS would consider National Australia Bank's Irish Bank if put up for sale

dlo 8/10

Documents lodged at Companies House:

1 Form 88(2)'s – Return of Allotment of	25,149 Shares registered on 01.07.04
1 Form 88(2)'s – Return of Allotment of	25,155 Shares registered on 02.07.04
1 Form 88(2)'s – Return of Allotment of	12,770 Shares registered on 05.07.04
1 Form 88(2)'s – Return of Allotment of	228 Shares registered on 06.07.04
1 Form 88(2)'s – Return of Allotment of	26,456 Shares registered on 07.07.04
1 Form 88(2)'s – Return of Allotment of	417 Shares registered on 08.07.04
1 Form 88(2)'s – Return of Allotment of	2,109 Shares registered on 13.07.04
1 Form 88(2)'s – Return of Allotment of	351 Shares registered on 14.07.04
1 Form 88(2)'s – Return of Allotment of	3,418 Shares registered on 15.07.04
1 Form 88(2)'s – Return of Allotment of	118,500 Shares registered on 19.07.04
1 Form 88(2)'s – Return of Allotment of	2,228 Shares registered on 20.07.04
1 Form 88(2)'s – Return of Allotment of	9,239 Shares registered on 21.07.04
1 Form 88(2)'s – Return of Allotment of	23,540 Shares registered on 22.07.04
1 Form 88(2)'s – Return of Allotment of	3,515 Shares registered on 26.07.04
1 Form 88(2)'s – Return of Allotment of	2,765 Shares registered on 27.07.04
1 Form 88(2)'s – Return of Allotment of	16,425 Shares registered on 28.07.04
1 Form 88(2)'s – Return of Allotment of	1,029 Shares registered on 29.07.04
1 Form 88(2)'s – Return of Allotment of	1,834 Shares registered on 30.07.04

I would be grateful if you could acknowledge receipt by stamping the enclosed copy of this letter and return in the envelope provided. Also enclosed is an international coupon for the cost this will entail.

Yours faithfully

Nicola Mackie

pp Kenny Melville
Company Secretarial Manager

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Company	HBOS PLC
TIDM	HBOS
Headline	Additional Listing
Released	10:42 01-Jul-04
Number	3652A

HBOS plc.

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 250,000 Ordinary shares of 25p each under the HBOS plc Employee Share Option Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	17:18 01-Jul-04
Number	4029A

1) Name of company:

HBOS plc

2) Name of Director:

(a) James Crosby

(b) Mike Ellis

(c) Sir Ronald Garrick

(d) Andy Hornby

(e) John Maclean

3) Is holding in own name/wife's name or non-beneficial:

(a) own name

(b) (i) own name (ii) spouse

(c) spouse

(d) own name

(e) (i) own name (ii) spouse

4) Name of registered holder:

(a)-(d) Halifax Nominees Limited

(e) HSDL Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

(a) Director

(b) (i) Director (ii) Spouse

(c) Spouse

(d) Director

(a) de minimis

(b) de minimis

(c) de minimis

(d) de minimis

(e) de minimis

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Company	HBOS PLC
TIDM	HBOS
Headline	Hx House Price Index June2004
Released	08:00 02-Jul-04
Number	4046A

Halifax House Price Index

National Index **June**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **517.0** Monthly Change **1.2%** Annual Change **2**

Standardised Average Price (seasonally adjusted) **£159,735**

Key Points

- House prices increased by 1.2% in June, the smallest gain since last November and below the average monthly rise of 2.1% in the preceding six months.
- House prices increased in all regions in the second quarter. Scotland recorded the biggest rise (11.9%) - the highest quarterly rise we have seen north of the border. Tr next biggest gains were in the East Midlands (8.7%), North (7.8%) and North West (7.6%). The smallest price rises were in Greater London (1.8%), Northern Ireland (1. and the South East (3.2%).
- The north/south divide narrowed further in the second quarter with the average price the south falling from a peak of 2.19 times higher than in the north in 2002 Quarter 2 1.74 times higher in 2004 Quarter 2. This is the smallest gap for five years and has returned the north/south divide to close to the 1.69 average during the last 20 years.
- Over the past year, the biggest price rises have been in northern England and Wales North (36%), Wales (36%), North West (34%) and Yorkshire and the Humber (28%). Despite these strong performances, there were signs of a slowdown in these areas v prices rising by less in the second quarter than in the preceding quarter.
- The average price in both West Midlands (£152,869) and East Anglia (£154,989) surpassed the £150,000 barrier for the first time during the second quarter, therefore joining Greater London, the South East and the South West above this mark.
- The rapid rise in house prices over the past few years in the north means that increa numbers of first-time buyers now face similar difficulties to those in the south in gettir onto the housing ladder. There are now signs that this is causing house price inflatio

Higher interest rates and first-time buyers' difficulties entering the market are exp cause house price inflation to slow ......

There are increasing signs that the four interest rate rises since last November are beg curb housing demand. The increased cost of borrowing, combined with the increasing c that aspiring first-time buyers face in getting onto the housing ladder, are expected downward pressure on housing market activity and house price inflation over the coming m

The rapid rise in house prices over the past few years in the north means that increasing of first-time buyers now face similar difficulties to those in the south in getting onto the ladder. There are now signs that this is causing house price inflation in the north to slow. W this trend to continue during the second half of the year, contributing to slower UK hou inflation.

The market will, however, remain underpinned by a strong labour market, favourable aff when mortgage-servicing costs are compared with income and a shortage of supply. As a r expect house prices to continue to rise albeit at a reduced pace.

[1] *South defined as London, the South East, the South West and East Anglia. The north d the rest of the UK.*

[2] *Refers to median values.*

NOTE: The 21.5% number is the quarterly year-on-year figure. This figure provides a much better picture of underlying trends compared to a mo year number as it smoothes out any short-term fluctuations.

The Halifax House Price Index is prepared from information that we believe is collated with care, but we do not make any statement as to its accuracy or comp reserve the right to vary our methodology and to edit or discontinue the indices at any time for regulatory or other reasons. Persons seeking to place reliance o for their own or third party commercial purposes do so at their own risk.

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Company	HBOS Treas Serv
TIDM	
Headline	FRN Variable Rate Fix
Released	07:05 05-Jul-04
Number	2004070400

HBOS Treasury Services

RE: BANK OF SCOTLAND TREASURY SERVICES
USD 11,817,000.00
MATURING: 06-Apr-2006
ISSUE DATE: 04-Apr-2002
ISIN: XS0145899968

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06-JLY-04 TO 04-Oct-2004 HAS BEEN FIXED AT 1.590000 PCT

DAY BASIS 90/360

INTEREST PAYABLE VALUE 04-Oct-2004 WILL AMOUNT TO:
USD 3.98 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

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Company	HBOS Treas Serv
TIDM	
Headline	FRN Variable Rate Fix
Released	07:05 05-Jul-04
Number	2004070400

HBOS Treasury Services

RE: BANK OF SCOTLAND TREASURY SERVICES
USD 10,000,000.00
MATURING: 06-Oct-2005
ISSUE DATE: 06-Oct-2000
ISIN: XS0117960954

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 06-JLY-04 TO 06-Oct-2004 HAS BEEN FIXED AT 2.010000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 06-Oct-2004 WILL AMOUNT TO:
USD 5,136.67 PER USD 1,000,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

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Company	HBOS Treas Serv
TIDM	
Headline	FRN Variable Rate Fix
Released	07:05 05-Jul-04
Number	2004070400

HBOS Treasury Services

RE: BANK OF SCOTLAND TREASURY SERVICES
USD 750,000,000.00
MATURING: 04-Apr-2007
ISSUE DATE: 04-Apr-2002
ISIN: XS0145679410

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD 06-JLY-04 TO 04-Oct-2004 HAS BEEN FIXED AT 1.700000 PCT

DAY BASIS 90/360

INTEREST PAYABLE VALUE 04-Oct-2004 WILL AMOUNT TO:
USD 4.25 PER USD 1,000.00 DENOMINATION
USD 42.50 PER USD 10,000.00 DENOMINATION.
USD 425.00 PER USD 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

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Company	Abacus Group PLC
TIDM	ABU
Headline	Holding(s) in Company
Released	17:39 06-Jul-04
Number	5693A

RNS Number:5693A
Abacus Group PLC
06 July 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company

ABACUS GROUP PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

2 above

5. Number of shares/ amount of stock acquired

6. Percentage of issued class

7. Number of shares/ amount of stock disposed

8. Percentage of issued class

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Company	HBOS Treas Serv
TIDM	87JT
Headline	FRN Variable Rate Fix
Released	16:53 07-Jul-04
Number	2004070700

HBOS Treasury Services

RE: HBOS TREASURY SERVICES PLC
USD 6,247,000.00
MATURING: 09-Oct-2008
ISSUE DATE: 07-Oct-2003
ISIN: XS0177793899

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
09-Jly-2004 TO 12-Oct-2004 HAS BEEN FIXED AT 1.571250 PCT

DAY BASIS 95/360

INTEREST PAYABLE VALUE 12-Oct-2004 WILL AMOUNT TO:
USD 4.15 PER USD 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

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Company	HBOS PLC
TIDM	HBOS
Headline	Holding(s) in Company
Released	16:45 08-Jul-04
Number	6541A

HBOS plc has received notification from The Capital Group Companies, Inc., on behalf of its affiliates including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited and Capital Guardian Trust Company ('the Companies'), dated 5th July 2004, detailing that as at 5th July 2004 they had an interest in 118,166,581 HBOS plc Ordinary Shares of 25p each as part of funds managed on behalf of investment clients by the Companies. This represents 3.037 per cent of the current issued Ordinary Share Capital.

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Free annual report

Company	BRIT Insurance Holdings PLC
TIDM	BRE
Headline	Holding(s) in Company
Released	14:03 09-Jul-04
Number	6883A

RNS Number:6883A
BRIT Insurance Holdings PLC
09 July 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BRIT INSURANCE HOLDINGS PLC

2. Name of shareholder having a major interest

HBOS PLC AND SUBSIDIARIES

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS PER Q2

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees a/c CMIG	6,165,119
Chase Nominees Ltd	6,461,796
HSDL Nominees Limited	27
Nortrust Nominees Ltd	41,837
Nortrust Nominees Ltd	44,973
Nortrust Nominees Ltd	653,812
State Street Nominees Limited a/c 2GDA	755,370
State Street Nominees Limited a/c 2GDB	636,090
State Street Nominees Limited a/c 2GDS	12,612,161
State Street Nominees Limited a/c 2GDW	5,883,600
State Street Nominees Limited a/c 2GDX	447,505
State Street Nominees Limited a/c 2GEG	4,276,310
State Street Nominees Limited a/c 2GEH	414,427
State Street Nominees Limited a/c 2GEU	228,230

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

N/A

8. Percentage of issued class

N/A

9. Class of security

ORDINARY 25P SHARES

10. Date of transaction

N/A

11. Date company informed

8 July 2004

12. Total holding following this notification

38,621,257 (total material holding)

13. Total percentage holding of issued class following this notification

3.965% (total material holding, based on issued share capital of 974,070,371 Ordinary 25p shares)

14. Any additional information

Disclosure relates to the change in aggregate material holding of HBOS group.

15. Name of contact and telephone number for queries

LUCIE GILBERT 020 7984 8664

16. Name and signature of authorised company official responsible for making this notification

Date of notification

9 July 2004

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Company	Taylor Nelson Sofres PLC
TIDM	TNN
Headline	Holding(s) in Company
Released	11:50 13-Jul-04
Number	7835A

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		**2.** Name of shareholder having a major interest HBOS Group	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. Above		**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them HSDL Nominees Limited 7 Chase Nominees a/c CMIG 2,330,928 Chase Nominees Ltd 14,790,848	
5. Number of shares/amount of stock acquired Not given	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed Not given	**8.** Percentage of issued class N/A

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction Not given	**11.** Date company informed 12 July 2004
12. Total holding following this notification	**13.** Total percentage holding of issued class following this notification 3,845%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320
16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 13 July 2004	

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Company	South Staffordshire Plc
TIDM	SSW
Headline	Holding(s) in Company
Released	15:10 14-Jul-04
Number	8488A

South Staffordshire Plc

RNS Number:8488A
South Staffordshire Plc
14 July 2004

On 13 July 2004, the Company was informed, in accordance with Section 198 of the Companies Act 1985, that HBOS plc and its subsidiaries no longer has a material interest in the ordinary shares of 42.5 pence each in the Company (previous notification 480,053 - 3.770% of the issued shares).
13 July 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:29 15-Jul-04
Number	9013A

RNS Number:9013A
Paragon Group Of Companies PLC
15 July 2004

HOLDING IN COMPANY

We have today received notification from HBOS plc to advise that they and their subsidiaries no longer hold a material interest in the share capital of The Paragon Group of Companies PLC.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Director Shareholding
Released	15:00 16-Jul-04
Number	9411A

1) Name of company:

HBOS plc

2) Name of Director:

James Crosby

Brian Ivory

John Maclean

George Mitchell

3) Is holding in own name/wife's name or non-beneficial:

Non Beneficial (as Trustee)

4) Name of registered holder:

1695 Trustees Limited, on behalf of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

Directors as Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme

6) Please state the nature of the transaction and the nature and extent of the Director's interest in the transaction:

The shares disposed of were sold, in terms of the Rules of the Scheme, on the instruction of employees participating in the Scheme who were beneficially entitled to such shares and the Directors had no role in making any decision to sell.

7) Number of shares/amount of stock acquired: Nil

8) Percentage of issued class: Nil

9) Number of shares disposed: 160

10) Percentage of issued class: de minimis

11) Class of security: Ordinary Shares of 25p each

12) Price per share: 672.06p

13) Date of transaction: 16 July 2004

15) Total holding of the Trustees of the Bank of Scotland Profit Sharing Stock Ownership Scheme following this notification:

2,219,990 Ordinary Shares of 25p each

16) Total percentage holding of issued class of such Shares following this notification: 0.057%

Contact Details:

Nicola Moodie

Company Secretarial Assistant

Tel: 0131 243 5486

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Free annual report

Company	Quintain Estates & Development PLC
TIDM	QED
Headline	Holding(s) in Company
Released	07:00 21-Jul-04
Number	0567B

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

QUINTAIN ESTATES AND DEVELOPMENT PLC

2. Name of shareholder having a major interest

HBOS plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Notification is in respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSDL Nominees Limited (7)
Chase Nominees (211,855)
State Street Nominees (5,077,790)

5. Number of shares / amount of stock acquired

Not known

6. Percentage of issued class

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class

-

9. Class of security

Ordinary shares

10. Date of transaction

Not known

11. Date company informed

20 July 2004

12. Total holding following this notification

5,289,652 ordinary shares

13. Total percentage holding of issued class following this notification

4.088%

14. Any additional information

15. Name of contact and telephone number for queries

Susan Minocha, 020 7495 8968

16. Name and signature of authorised company official responsible for making this notification

Susan Minocha, Assistant Company Secretary

Date of notification

20 July 2004

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Company	Marconi Corporation PLC
TIDM	MONI
Headline	Holding(s) in Company
Released	11:18 22-Jul-04
Number	1134B

RNS Number:1134B
Marconi Corporation PLC
22 July 2004

Letter to: Marconi Corporation PLC

Companies Act 1985 (as amended) (the "Act")

Section 198 disclosure by HBOS plc on its own behalf and on behalf of those of its subsidiaries which hold a material interest in Ordinary 25p shares comprising part of the relevant share capital of Marconi Corporation plc ("the Company")

Pursuant to Section 198 of the Act, we hereby give the Company notice that we had a material interest (for the purposes of Sections 208 and 209 of the Act), in the following shares comprising part of the relevant share capital (as defined in the section 198 of the Act) of the Company immediately after such time as our obligation to make this notification arose:

Registered Holder:	Fund:	Number of Shares Held:	Percentage Holding:
Chase Nominees a/c CMIG	1105	406,000	0.203%
Chase Nominees a/c CMIG	2304	1,065,452	0.533%
Chase Nominees a/c CMIG	2314	2,085,900	1.043%
Chase Nominees Ltd	WP	1,950,000	0.975%
HSBC Global Custody Nominees (UK) Ltd a/c 823873	SJP RF56	67,940	0.034%
HSDL Nomines Limited	N/A	12	0.000%
Nortrust Nominees Ltd	HPFO	12,000	0.006%
Nortrust Nominees Ltd	HXPEN	13,900	0.007%
Nortrust Nominees Ltd	HPBA	15,000	0.007%
Nortrust Nominees Ltd	HLFO	189,900	0.095%
Nortrust Nominees Ltd	HLBA	212,200	0.106%
Nortrust Nominees Ltd	HXLFE	215,800	0.108%

a/c 2GDA	SJP RF02	489,240	0.245%
State Street Nominees Limited a/c 2GDB	N/A	386,650	0.193%
State Street Nominees Limited a/c 2GDW	SJP RF82	80,505	0.040%
State Street Nominees Limited a/c 2GEG	SJP RF91	64,404	0.032%
State Street Nominees Limited a/c 2GEU	SJP RF04	144,650	0.072%
State Street Nominees Limited a/c 2GFB	SJP RF63	625,400	0.313%
State Street Nominees Limited a/c 2GFG	SJP RF67	93,660	0.047%
Aggregate (material) holding of HBOS Group		8,118,613	4.059%

Letter from: HBOS PLC

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Abbey National plc
Released	11:33 26-Jul-04
Number	2118B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................26/07/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

........................23/07/2004......................................

Dealing in (name of company)

...Abbey National plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p...

2.

Amount bought	Amount Sold	Price per unit
	450,000	£5.683

3. Resultant total of the same class owned or controlled (and percentage of class)

.........21,703,168...........(1.471%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671...

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different

all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in

with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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AFX UK Focus Story

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Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	St. James's Place H1 pretax profits climb 3.3 pct to 41.1 mln stg
Released	07:59 27-Jul-04
Number	075902.27072004

LONDON (AFX) - St. James's Place Capital PLC said its pretax profits climbed 3.3 pct in the six months to end June 2004.

'All areas of the business have seen strong growth, with new business up 31 pct and operating profits up 73 pct,' chairman Sir Mark Weinberg said.

'The board firmly believes that, subject to external shocks, we are back on track with our long-stated target of achieving growth in new business over the longer term of 15 to 20 pct per annum,' he added.

The company said Weinberg will step down as chairman, as previously announced, and that Mike Wilson would then become full time chairman and Mark Lund chief executive. These changes will take place on Sept 1 2004.

The company maintained its dividend at 1.25 pence per share.

newsdesk@afxnews.com

jc

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Abbey National plc
Released	11:38 27-Jul-04
Number	2565B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

.............................27/07/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

.......................23/07/2004.......................................

Dealing in (name of company)

...Abbey National plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	508,140	£5.679

3. Resultant total of the same class owned or controlled (and percentage of class)

.........21,195,028...........(1.436%)

4. Party making disclosure

...HBOS plc..

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

.... HBOS plc and its subsidiaries ....

OR (b) if dealing for discretionary client(s), name of fund management organisation

....

6. Reason for disclosure (Note 2)

....

(a) associate of

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville..

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different

all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest, whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement

with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Rule 8 - Abbey National plc
Released	11:40 27-Jul-04
Number	2569B

FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.

Date of Disclosure

..............................27/07/2004

DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

......................26/07/2004......................................

Dealing in (name of company)

...Abbey National plc...............

1. Class of securities (eg ordinary shares)

.........Ord 10p..

2.

Amount bought	Amount Sold	Price per unit
	1,126	£5.468

3. Resultant total of the same class owned or controlled (and percentage of class)

.........21,193,917..........(1.436%)

4. Party making disclosure

...HBOS plc...

5. **EITHER** (a) Name of purchaser / vendor (Note 1)

....

OR (b) if dealing for discretionary client(s), name of fund management organisation

.... HBOS plc and its subsidiaries ....

6. Reason for disclosure (Note 2)

....

(a) associate of

(i) offeror (Note 3)

NO

(ii) offeree company

NO

Specify which category or categories of associate (1-8 overleaf)

....

If category (8), explain

....

(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above

....

(Also print name of signatory)

...Kenny Melville...

Telephone and Extension number

...0131 243 8671..

Note 1.

Specify owner, not nominee or vehicle company. If relevant, also identify controller of owner, eg where an owner normally acts on instructions of a controller

Note 2.

Disclosure might be made for more than one reason; if so, state all reasons.

Note 3.

Specify which offeror if there is more than one.

Note 4.

When an arrangement exists with any offeror, with the offeree company or with an associate of any offeror or of the offeree company in relation to relevant securities, details of such arrangement must be disclosed, as required by Note 6 on Rule 8.

Note 5.

It may be necessary, particularly when disclosing derivative transactions, to append a sheet to this disclosure form so that all relevant information can be given.

Note 6.

In the case of an average price bargain, each underlying trade should be disclosed.

Note 7.

The resultant total percentage holding of the class of relevant security is to be calculated by reference to the percentage held and in issue outside treasury.

For full details of disclosure requirements, see Rule 8 of the Code. If in doubt, contact the Panel on Takeovers and Mergers, Monitoring Section, Tel. No: 020 7638 0129. Email: monitoring@disclosure.org.uk

DEFINITION OF ASSOCIATE

It is not practicable to define associate in terms which would cover all the different relationships which may exist in an offer. The term associate is intended to cover all persons (whether or not acting in concert) who directly or indirectly own or deal in the shares of an offeror or the offeree company in an offer and who have (in addition to their normal interests as shareholders) an interest or potential interest,

whether commercial, financial or personal, in the outcome of the offer.

Without prejudice to the generality of the foregoing, the term associate will normally include the following:—

(1) an offeror's or the offeree company's parent, subsidiaries and fellow subsidiaries, and their associated companies, and companies of which such companies are associated companies (for this purpose ownership or control of 20% or more of the equity share capital of a company is regarded as the test of associated company status);

(2) banks and financial and other professional advisers (including stockbrokers) to an offeror, the offeree company or any company covered in (1), including persons controlling#, controlled by or under the same control as such banks, financial and other professional advisers;*

(3) the directors (together with their close relatives and related trusts) of an offeror, the offeree company or any company covered in (1);

(4) the pension funds of an offeror, the offeree company or any company covered in (1);

(5) any investment company, unit trust or other person whose investments an associate manages on a discretionary basis, in respect of the relevant investment accounts;

(6) a person who owns or controls 5% or more of any class of relevant securities (as defined in paragraphs (a) to (d) in Note 2 on Rule 8) issued by an offeror or an offeree company, including a person who as a result of any transaction owns or controls 5% or more. When two or more persons act pursuant to an agreement or understanding (formal or informal) to acquire or control such securities, they will be deemed to be a single person for the purpose of this paragraph. Such securities managed on a discretionary basis by an investment management group will, unless otherwise agreed by the Panel, also be deemed to be those of a single person (see Note 8 on Rule 8); and

(7) a company having a material trading arrangement with an offeror or the offeree company.

Paragraphs (1)-(7) are typical cases. Paragraph (8) below is a category to cover associate status not within (1)-(7).

8. Other.

Notes

** References to a "bank" do not apply to a bank whose sole relationship with a party to an offer is the provision of normal commercial banking services or such activities in connection with the offer as confirming that cash is available, handling acceptances and other registration work.*

References to "financial and other professional advisers (including stockbrokers)", in relation to a party to an offer, do not include an organisation which has stood down, because of a conflict of interest or otherwise, from acting for that party in connection with the offer if the organisation is to have a continuing involvement with that party during the offer, the Panel must be consulted. Unless the Panel is satisfied that the involvement is entirely unconnected with the offer, the above

exclusion will not normally apply.

 # The normal test for whether a person is controlled by, controls or is under the same control as another person will be by reference to the definition of control contained in the Code. There may be other circumstances which the Panel will regard as giving rise to such a relationship (eg where a majority of the equity share capital is owned by another person who does not have a majority of the voting rights); in cases of doubt, the Panel should be consulted.

END

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Regulatory Announcement

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Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results
Released	07:00 28-Jul-04
Number	2930B

(Page 1)

28th July 2004

HBOS plc Interim Results 2004

Stock Exchange Announcement

(Page 2)

Contents

HBOS plc 2004 Interim Results

Group Highlights

- Profit before tax up 21% to £2,161m.
- Profit before tax and exceptional items up 20% to £2,183m.
- Profit before tax, exceptional items and short-term fluctuations in investment returns, up 22% to £2,244m.
- Underlying earnings per share up 19% to 38.7p.
- Basic earnings per share up 22% to 36.9p.
- Interim dividend up 5% to 10.8p as cover increases in line with dividend policy.
- Group RoE increases to 18.6% (17.2% H1 2003). Group Target RoE 19.1% (17.4% H1 2003). Allowing for the estimated reduction in profit arising from the commencement of household insurance underwriting, Target RoE would have been 19.4%.
- Group net interest margin 168bps; (172bps H2 2003, 177bps full year 2003).
- Loans and advances to customers grow 6% in the half year to £299bn; Group customer deposit balances grow 8% in the half year to £187bn.
- Non-performing assets as a percentage of customer advances 1.74% (1.75% end 2003); closing provisions 0.81% of customer advances (0.79% end 2003).
- Underlying operating income 11% higher at £4,500m; underlying operating expenses 2% higher at £1,750m.
- Cost:income ratio 38.9% (42.1% H1 2003).
- Tier 1 capital ratio 8.1%, total capital ratio 11.7% (7.6% and 11.1% end 2003).
- Target for merger synergies achieved.

Divisional Highlights

- Profit before tax and exceptional items in Retail up 18%; Corporate up 30%, Treasury up 26%, Insurance & Investment up 5% and International up 26%.
- In Retail, estimated share of UK net mortgage lending 17%; annualised growth in customer lending in Corporate 9%.
- Customer deposit balances in the first half; up £6.1bn (5%) in Retail, up £1.8bn (6%) in Corporate.
- Cost:income ratios; Retail 45.1% (49.3% H1 2003), Corporate 26.9% (29.8%) and Treasury 27.5% (26.8%).
- Net interest margins; Retail 182bps (186bps H2 2003); and Corporate 192bps (191bps).
- Non-performing assets as a percentage of customer advances; 1.88% in Retail (1.81% end 2003) and 1.67% in Corporate (1.81%).
- Investment product sales up 5% to £634m of equivalent premium income; bancassurance up 9%, intermediary down 8% and wealth management up 30%.
- General insurance sales rise 12% to £840m gross written

up 36%.

- In International; annualised lending growth, Australia 10%, Ireland 33%; customer deposit balances in the first half, up A$0.7bn (6%) in Australia, up €0.9bn (20%) in Ireland; (all in

Chief Executive's Report

Overview

Today's strong results show that HBOS's strategy is producing good growth and enhanced returns for shareholders. The first half saw HBOS deliver strong profits growth, good growth in assets and liabilities, a lower cost:income ratio, stronger capital ratios and much higher returns on equity.

The presentation of these results reflects the new divisional structure, Retail, Corporate, Treasury, Insurance & Investment and International. We have also updated our disclosure to better reflect the way we now run the business.

Profits

Profit before tax increased by 21% to £2,161m after charging £22m for exceptional items. Before charging £61m (£17m H1 2003) in respect of negative short-term fluctuations in investment returns profit before tax and exceptional items rose by 22% to £2,244m.

Earnings and Dividends

Compared with the same period in 2003, underlying earnings per share increased by 19% to 38.7p. In line with our policy of increasing the level of dividend cover to 2.5 times, the Board is proposing an interim dividend of 10.8p, 5% higher than last year.

RoE

Group RoE increased to 18.6% (17.2% H1 2003). Group Target RoE increased to 19.1% (17.4% H1 2003). Allowing for the estimated reduction in profit in 2004 as a result of our move to underwrite our household insurance, Target RoE would have been 19.4%.

Asset and Liability Growth

Our policy of tightening Retail lending criteria as rates rise has resulted in good but slower overall rates of growth. In six months total loans and advances to customers grew by 6% to £299bn. Last year's improved performance on deposits has been sustained. The first half saw total customer deposits rise 8% to £187bn.

Revenues and Costs

Underlying operating income, after charging for amounts written off fixed asset investments, general insurance claims and operating lease depreciation, grew by 11% to £4,500m. Net interest income grew by 8% with the remainder rising 17%.

Underlying operating expenses, excluding exceptional items, goodwill amortisation and operating lease depreciation, grew by 2% to £1,750m. We are therefore very confident that for the year

The significant gap between income and cost growth pushed the Group's cost:income ratio down to 38.9% from 42.1% (H1 2003).

(Page 5)

Net Interest Margin

The Group net interest margin reduced by 4bps from the second half of 2003 to 168bps (177bps full year 2003). The decline principally reflects the impact of higher LIBOR related funding costs on the Retail margin, as LIBOR persistently anticipated further base rate increases.

Credit Quality

As a percentage of closing customer advances non-performing assets reduced slightly to 1.74% (1.75% end 2003). Closing provisions were 0.81% of closing customer advances (0.79% end 2003). Coverage of non-performing assets by total closing provisions and interest in suspense increased slightly to 49% (48% end 2003). The group charge for provisions was £578m (H1 2003 £499m) whilst as a percentage of average customer advances it was unchanged at 0.20%, as compared with the same period in 2003.

Merger Synergies

The target run rate for merger synergies (as at end 2004) was achieved during the first half.

Capital Ratios

The total capital ratio increased to 11.7% (11.1% end 2003). The tier 1 capital ratio rose to 8.1% (7.6% end 2003), just above our target range (7.5% to 8.0%). Slower asset growth, non-equity issuance and scrip dividends all contributed to improving capital ratios, with the 33% rise in retained earnings to £998m, being the most important factor.

Divisional Performance

Retail

Profit before tax and exceptional items in Retail increased 18% to £972m, providing more evidence of the value created by a distinctive strategy based on the clear customer proposition; simple value for money products. Our new 'One card' and '6% Regular Saver' initiatives have been particularly successful and once again illustrate the power of innovative products, and the key part they play in any retail growth strategy.

The Retail net interest margin fell to 182bps (186bps H2 2003) as higher wholesale LIBOR related funding costs more than offset a beneficial movement in product spreads.

Net interest income grew 7% and driven primarily by asset growth and related fee income, non-interest income rose 21%. Together they produced a 10% increase in total operating income. Total operating expenses were virtually unchanged. The gap between revenue and cost growth was therefore 9%. And the Retail cost:income ratio fell to 45.1% (49.3% H1 2003). We are confident of achieving our 2004 target of cost growth not exceeding 3%.

As a percentage of closing customer advances, non-performing assets increased to 1.88% (1.81% end 2003). The increase

growth in provisions and non-performing assets necessarily lags asset growth. The provisions charge as a percentage of average advances increased to 0.16% (0.14% H1 2003) and was similar to that experienced in the second half of last year.

Taken together, savings balances and credit balances in bank accounts increased by £6.1bn (£6.0bn H1 2003) increasing HBOS's estimated share of UK Household Sector Liquid Assets to 15.9% (15.6% H1 2003).

Our decision to progressively tighten lending criteria at this stage in the interest rate cycle means that we are quite deliberately taking a lower level of mortgage net lending share with 17% in the first half (25% H1 2003). The average loan to value (LTV) ratio for our entire book of mortgages fell to 42% (43% end 2003) and the proportion of loans above 85% LTV fell below 8%. We expect our market share of new lending to be below 20% for the rest of this year and into 2005.

With 560,000 new bank accounts (estimated 25% of the new and switchers market) and 770,000 new credit cards (estimated 23% of new credit cards), we continued to achieve good growth. Bank account credit balances and credit card outstandings grew by 11% and 21% respectively in six months. The good growth in our banking and credit card businesses reflects a conscious decision to take an increased share of key customer segments.

The integration of the small business banking services within Retail is proceeding well with good business volumes.

Corporate

Profit before tax and exceptional items grew by 30% to £667m as the division continues to benefit from the judicious growth in assets achieved between 2001 and 2003.

Corporate continued to attract a strong flow of new lending opportunities. However, our determination not to compromise our lending criteria in the face of greater competition, together with increased sell down activity and a number of large repayments resulted in the annualised growth in net lending slowing to 9%. With margins broadly unchanged, net interest income also grew by 9%.

Our sustained focus on fees and commissions together with an improving flow of investment gains from integrated product transactions, higher redemption fees and operating lease rental income meant that non-interest income rose 24%.

The completion of major investment programmes in capacity and infrastructure and the benefits of the new divisional structure have resulted in much slower growth in costs. Excluding operating lease depreciation, costs were 5% higher than in the same period

last year and little changed when compared to the second half.

The gap between the growth in underlying operating income (15%) and underlying operating expenses (5%) meant that the Corporate cost:income ratio fell to 26.9% (29.8% H1 2003).

Despite continued strain in parts of our manufacturing and power books, credit performance improved. As a percentage of closing customer advances non-performing assets fell to 1.67% (1.81% end 2003).

As a percentage of average customer advances the provisions charge fell to 0.33% (0.35% H1 2003). And coverage of non-performing assets by total closing provisions and interest in suspense rose to 72% (65% end 2003).

Treasury

Profit before tax and exceptional items rose by 26% to £137m, a similar performance to the second half of last year. High asset quality and a clear focus on meeting the needs of the Group and its customers continue to produce high quality earnings.

Net interest income was stable and non-interest income grew by 60%, with rising dealing profits primarily driven by customer flow activity. Overall, total operating income increased by 27%. Total operating expenses grew by 30% as we invested in additional capability to increase internal and Group customer revenues although expenses were similar to the second half of 2003. The cost:income ratio rose to 27.5% (26.8% H1 2003).

Once again, credit quality was such that no provisions for bad debts were required.

Insurance & Investment

In both our Insurance and Investment businesses, HBOS's distribution strength and low cost advantage enabled us to make further good progress in tough trading conditions. Profit before tax and exceptional items increased 5% to £408m. After allowing for the estimated reduction in profit due to the commencement of household insurance underwriting, which defers profit recognition, the underlying increase in profits is around 16%. Investment product sales rose 5% to £634m of equivalent premium income and general insurance sales increased 12% to £840m gross written premiums.

Insurance profits fell by 8% to £196m but rose 13% in underlying terms, that is after allowing for the estimated impact of commencing household insurance underwriting. With underwriting performance and costs largely unchanged as compared to the same period last year, insurance sales growth fed directly through to profits.

Slow growth in the Group's unsecured personal lending restricted the growth in sales of repayment insurance products to 3%. Increased success in selling household insurance to non-mortgage customers, who now account for more than half such sales, contributed to growth of 17%. The launch of First Alternative and improving awareness of the esure brand saw motor insurance sales grow 36%. Despite such strong volume growth, esure moved into profitability in the first half, in line with its original plans.

Despite an increase in negative short term fluctuations in investment returns, investment profits rose 20% to £212m (£177m H1 2003). This reflects further improvements in efficiency, favourable product mix and a good recovery at St James's Place Capital. Excluding the impact of short term fluctuations in investment returns, profits based on long term assumptions rose 41% to £273m (£194m H1 2003).

(Page 8)

The benefits of significant restructuring programmes and the generally more favourable product mix resulted in new business profitability reaching 26% of equivalent premium income (23% H1 2003) just above our medium term benchmark of 25%.

Bancassurance sales improved 9% and now account for around half of all our investment product sales. In our intermediary channels we continue to drive up profitability despite seeing our sales fall by 8%. The recovery which began at St James's Place during the second half of last year has gained momentum and first half sales rose 30%. Overall, UK sales of investment products increased by 6% to £601m equivalent premium income.

International

Profit before tax and exceptional items grew by 26% to £149m as we established the new division combining our operations in Australia and Ireland. Profit before tax and exceptional items in Australia rose 35% to A$258m and in Ireland it rose 12% to €65m.

Our Australian businesses performed well, achieving an annualised growth in customer lending of 10% with deposits up 6% in the first half. Product mix and higher funding costs saw margins decline by 10bps to 207bps (217bps H2 2003). Tight cost control saw the cost:income ratio fall to 46.2% (50.4% H1 2003). Credit quality remained good with the provisions charge as a percentage of average advances falling to 0.09% (0.16% H1 2003). We have made good progress with the integration of our four businesses to form HBOS Australia and this will provide a good platform for future expansion.

We continued to achieve good growth in Ireland with annualised growth in customer lending of 33% and deposits up 20% in the first half. We are investing in our Irish business by extending its

cost:income ratio increased to 37.6% (36.5% H1 2003). Credit quality was satisfactory with the provisions charge as a percentage of average advances at 0.11% (0.17% H1 2003).

Outlook and Prospects

Like its peers, HBOS is implementing a demanding regulatory and accounting change programme. We believe such change will prove beneficial to shareholders, customers and the UK financial services industry generally. HBOS is on target with its plans in these areas. In December, we will provide guidance as to how International Accounting Standards will impact on the presentation of HBOS's financial results.

Underpinned by public spending and high employment the UK economy continues to perform well. The much anticipated cyclical upturn in interest rates is now well underway and beginning to have an impact on housing activity and consumer sentiment generally. However, the MPC's need to achieve a smooth transition from consumer to investment led growth undoubtedly limits the scope for rate rises.

(Page 9)

With rates therefore likely to peak at historically low levels and with little sign of any deterioration in employment, we continue to expect only a modest deterioration in our Retail credit experience. Nonetheless, as rates have risen so we have chosen to be steadily more prudent in many areas of our Retail lending, as will for the time being be reflected in our share of new mortgage lending.

We believe that our distinctive strategy will enable HBOS to take a 15% plus share in all its Retail markets. In the near term, we expect continued strong growth in non-interest income and stringent cost control to drive further improvements in Retail's financial performance, this year and next.

Since merger the Bank of Scotland Corporate Banking business has significantly strengthened its market position. In an improving corporate credit environment, we expect a good flow of corporate lending opportunities and good asset growth as a result, growth which will be tempered only by our determination not to compromise our lending criteria in the face of increasing competition.

Stable underwriting conditions provide an encouraging backdrop to HBOS's first full year as an underwriter of all main lines of general insurance, giving us confidence that each line will be a source of profitable growth. Beyond that, we are confident of our ability to extend our distribution reach so as to expand our market share – particularly in household and motor.

Unsettled stock markets have delayed any major recovery in

our investment businesses is encouraging. Our bancassurance business continues to go from strength to strength, our UK intermediary business has now virtually completed the shift away from with profits products and the recovery at St James's Place demonstrates that it has a compelling business model for wealth management. Both depolarisation and the advent of the Sandler regime will further underline the competitive advantage inherent in HBOS's investment products distribution.

The combination of sustainable returns and growth delivered by HBOS's UK businesses raises the bar for international investment. Nonetheless, both the retail expansion in Ireland and the creation of HBOS Australia are expected to enhance overall group performance.

These results point clearly to a strong outcome for the full year. UK financial services remains an attractive and growing market. We believe that our focus on simplicity and value for money, a unique multi brand strategy and the enduring credentials of our corporate bankers will continue to deliver good growth. Strong capital ratios and dividend cover, a low cost:income ratio, stable credit and sustainable returns on equity are the foundations upon which we expect to deliver good earnings growth in 2005 and beyond.

Financial Highlights

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Divisional profit before tax and exceptional items(i)				
Retail Banking	**972**	827	860	1,687
Corporate Banking	**667**	514	587	1,101
Treasury	**137**	109	133	242
Insurance & Investment	**408**	389	498	887
International	**149**	118	139	257
Group Items	**(150)**	(132)	(157)	(289)
Profit before tax and exceptional items	**2,183**	1,825	2,060	3,885
Profit attributable to shareholders	**1,437**	1,163	1,289	2,452
Balance Sheet				
Loans and advances (gross of securitisation) (ii)	**318,611**	278,835	302,463	302,463
Loans and advances (net of securitisation)(ii)	**296,057**	265,904	285,317	285,317
Total assets (excluding long term assurance assets attributable to policyholders)(iii)	**373,282**	341,998	364,599	364,599
Total assets(iii)	**419,981**	382,163	408,413	408,413
Customer deposits	**186,988**	161,333	173,504	173,504
Subordinated liabilities	**13,595**	11,475	12,882	12,882
Shareholders' funds(iii)	**16,669**	14,798	15,368	15,368
Capital Adequacy	**%**	%	%	%
Tier 1 capital ratio	**8.1**	8.0	7.6	7.6
Total capital ratio	**11.7**	11.2	11.1	11.1
Performance Ratios	**%**	%	%	%
Post-tax return on mean equity(iii)(iv)(ix)	**18.6**	17.2	18.0	17.7
Group Target post tax return on mean equity (iii)(iv)(v)(ix)	**19.1**	17.4	17.7	17.7
Cost:income ratio(vi)	**38.9**	42.1	41.2	41.6
Net interest margin(vii)(ix)	**1.68**	1.82	1.72	1.77

Per Ordinary Share

Earnings (basic)(viii)	**36.9p**	30.3p	33.3p	63.6p
Earnings (underlying)(viii)	**38.7p**	32.4p	36.1p	68.5p
Dividends	**10.8p**	10.3p	20.6p	30.9p
Dividend growth	**5%**	5%	5%	5%
Net asset value(iii)	**418p**	375p	389p	389p
Share Information				
Closing number of ordinary shares in issue (millions)	**3,891**	3,838	3,850	3,850
Average number of ordinary shares in issue for basic and underlying EPS (millions)	**3,845**	3,777	3,822	3,800

(Page 11)

(i) Profit before tax and exceptional items for comparative periods have been restated at the divi level to reflect the new organisational structure announced previously.

(ii) Loans and advances comprise loans and advances to banks, customers and operating lease ass

(iii) The figures and ratios for the half year ended 30 June 2003 have been restated from those pres in the 2003 Interim Results to reflect the implementation at 31 December 2003 of UITF Abstr "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" wher shares have been reclassified and shown as a deduction from Shareholders' Funds.

(iv) Excluding exceptional items.

(v) Excluding the impact of short-term fluctuations in investment returns and changes to eco assumptions in our investment businesses.

(vi) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after r operating lease depreciation, amounts written off fixed asset investments and general insurance against operating income.

(vii) Certain loans and advances to customers have been securitised. Where a "linked presentation" is used for the statutory balance sheet presentation of these assets and the associated non-retu finance, the net interest margin is calculated before deduction of average loans and advances s to non-returnable finance. Trading assets within treasury operations are excluded from the net ir margin calculation.

(viii) Basic earnings per share is based on profit attributable to ordinary shareholders of £1,418r weighted average number of ordinary shares in issue of 3,845m. Underlying earnings per sh based on underlying profit attributable to ordinary shareholders of £1,489m and weighted av number of ordinary shares in issue of 3,845m. The underlying profit attributable to or shareholders has been calculated by adding back the post tax impact of exceptional items of £16 amortisation of goodwill (including Joint Ventures) of £55m.

(ix) Annualised

Key Divisional Statistics

	Half year ended 30.06.2004	Half year ended 30.06.2003	Half year ended 31.12.2003	Year ended 31.12.2003
Retail Banking				
Profit before tax and exceptional items (£m)	**972**	827	860	1,687
Gross mortgage lending (£bn)	**32.7**	31.7	40.1	71.8
Net mortgage lending (£bn)	**8.9**	11.4	14.1	25.5
Net mortgage lending market share (estimated) (%)	**17**	25	25	25
Stock of mortgages market share (estimated) (%)(i)	**23**	23	23	23
Total deposit balances (£bn)	**123.8**	112.6	117.7	117.7
Share of UK Household Sector Liquid Assets (estimated) (%)	**15.9**	15.6	15.7	15.7
Total lending to customers (£bn)(i)	**200.5**	176.0	190.6	190.6
Risk weighted assets (£bn)	**102.5**	94.2	99.5	99.5
Bad debt charge as a % of average advances (%)(i)	**0.16**	0.14	0.16	0.30
Total provisions including interest in suspense as a % of NPAs (%)	**40**	41	40	40
Total provisions as a % of closing advances (%)(i)	**0.72**	0.69	0.69	0.69
NPAs as a % of closing advances (%)(i)	**1.88**	1.80	1.81	1.81
Net interest margin (%)(i) (v)	**1.82**	1.97	1.86	1.92
Cost:income ratio (%)(iii)	**45.1**	49.3	48.2	48.7
Corporate Banking				
Profit before tax and exceptional items (£m)	**667**	514	587	1,101
Total deposits (£bn)	**33.0**	27.3	31.2	31.2
Total lending to customers (£bn)(i)	**75.3**	68.7	72.2	72.2
Risk weighted assets (£bn)	**88.9**	80.9	83.5	83.5
Bad debt charge as a % of average advances (%)(i)	**0.33**	0.35	0.30	0.66
Total provisions including interest in suspense as a % of NPAs (%)	**72**	61	65	65
Total provisions as a % of closing advances (%)(i)	**1.11**	1.11	1.09	1.09
NPAs as a % of closing advances (%)(i)	**1.67**	1.97	1.81	1.81
Net interest margin (%)(i)(v)	**1.92**	2.01	1.91	1.96
Cost:income ratio (%)(iii)	**26.9**	29.8	29.8	29.8
Treasury				
Profit before tax and exceptional items (£m)	**137**	109	133	242

Risk weighted assets (£bn)	**11.9**	13.5	14.0	14.0
Net interest margin (excluding trading assets) (bp) (v)	**11**	13	13	13
Cost:income ratio (%)(iii)	**27.5**	26.8	28.5	27.8

Insurance & Investment

Profit before tax and exceptional items (£m)	**408**	389	498	887
Profit based on long term assumptions (£m)(iv)	**469**	406	455	861
Insurance premium income (gross written premiums £m)	**840**	747	847	1,594
Insurance policies in force (000s)	**9,502**	7,464	8,330	8,330
Investment sales (effective premium income £m)	**634**	606	621	1,227
Funds under management (£bn)	**81**	74	78	78

	Half year ended 30.06.2004	Half year ended 30.06.2003	Half year ended 31.12.2003	Year ended 31.12.2003
International(ii)				
Australia				
Profit before tax and exceptional items (A$m)	**258**	191	243	434
Total deposits (A$bn)	**12.5**	10.6	11.8	11.8
Total lending to customers (A$bn)(i)	**33.2**	29.8	31.6	31.6
Risk weighted assets (A$bn)	**29.2**	25.2	28.1	28.1
Bad debt charge as a % of average advances (%) (i)	**0.09**	0.16	0.07	0.24
Total provisions including interest in suspense as a % of NPAs (%)	**130**	82	104	104
Total provisions as a % of closing advances (%)(i)	**0.68**	0.80	0.68	0.68
NPAs as a % of closing advances (%)(i)	**0.58**	1.08	0.72	0.72
Net interest margin (%)(i)(v)	**2.07**	2.26	2.17	2.22
Cost:income ratio (%)(iii)	**46.2**	50.4	50.2	50.3
Ireland				
Profit before tax and exceptional items (€m)	**65**	58	47	105
Total deposits (€bn)	**5.3**	4.1	4.4	4.4
Total lending to customers (€bn)	**9.2**	7.1	7.9	7.9
Risk weighted assets (€bn)	**9.5**	7.3	8.3	8.3
Bad debt charge as a % of average advances (%)	**0.11**	0.17	0.12	0.29
Total provisions including interest in suspense as a % of NPAs (%)	**63**	63	69	69
Total provisions as a % of closing advances (%)	**1.03**	1.14	1.16	1.16
NPAs as a % of closing advances (%)	**1.84**	2.03	1.86	1.86
Net interest margin (%)(v)	**1.90**	2.20	2.04	2.12
Cost:income ratio (%)(iii)	**37.6**	36.5	41.9	39.2

(i) Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for statutory sheet presentation of these assets and the associated non-returnable finance the figures and ratios are based on all including lending subject to non-returnable finance unless stated otherwise.

(ii) The figures presented for International are in local currency for the Australian and Irish businesses. The combined result con sterling is shown on page 35.

(iii) The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depr amounts written off fixed asset investments and general insurance claims against operating income.

(iv) Excluding the impact of short-term fluctuations in investment returns and changes to economic assumptions in our in businesses.

(v) Annualised

(Page 14)

Retail Banking

The first half of 2004 has seen continuing strong growth in sales and profitability. Our commitment to delivei simplicity and transparency to consumers continues to drive bottom line growth with profit before t exceptionals 18% higher at £972m.

Highlights of our first half operating performance include:

- Net mortgage lending share of 17%
- 560,000 new bank accounts (including 18,000 Business Banking accounts)
- 769,000 new credit card accounts
- £6.1bn growth in savings and banking credit balances
- Year on year cost growth of only 0.2%.

Strong growth in income combined with tight cost control resulted in a further improvement in our cost:incon to 45.1% (down from 49.3% in the same period last year).

Financial Performance

Profit and Loss Account	**Half year ended 30.06.2004 £m**	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Net interest income	**1,798**	1,681	1,767	3,448
Non-interest income	**479**	395	432	827
Mortgages & Savings	**368**	301	377	678
Banking	**149**	131	170	301
Business Banking	**9**	10	9	19
Personal Loans	**14**	17	11	28
Credit Cards	**96**	86	93	179
Other	**33**	29	35	64
Fees and commissions receivable	**669**	574	695	1,269
Fees and commissions payable	**(214)**	(192)	(259)	(451)
Other operating income	**24**	13	(4)	9
Operating income	**2,277**	2,076	2,199	4,275
Operating expenses*	**(1,026)**	(1,024)	(1,059)	(2,083)
Staff	**(480)**	(452)	(486)	(938)
Accommodation, repairs and maintenance	**(9)**	(23)	(27)	(50)
Technology	**(41)**	(38)	(28)	(66)
Marketing and communication	**(107)**	(123)	(111)	(234)
Depreciation:				
Tangible fixed assets	**(32)**	(28)	(28)	(56)
Other	**(54)**	(66)	(64)	(130)
Sub total	**(723)**	(730)	(744)	(1,474)
Recharges:				
Technology	**(133)**	(135)	(131)	(266)
Accommodation	**(115)**	(107)	(131)	(238)
Other shared services	**(55)**	(52)	(53)	(105)

Operating profit before provisions*	**1,251**	1,052	1,140	2,192
Provisions for bad & doubtful debts:				
Specific	**(295)**	(222)	(257)	(479)
General	**(25)**	(18)	(41)	(59)
Share of profits of associates and joint ventures	**18**	15	18	33
Profit on sale of fixed assets	**23**	-	-	-
Profit before tax and exceptional items	**972**	827	860	1,687
Bad debt charge as a % of average advances**	**0.16%**	0.14%	0.16%	0.30%
Cost:income ratio*	**45.1%**	49.3%	48.2%	48.7%

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balan presentation of these assets and the associated non-returnable finance. These ratios are calculated before deduction of average l advances subject to non-returnable finance.

(Page 15)

Asset growth was the key driver behind a 7% increase in net interest income to £1,798m (2003 £1,681m non-interest income 21% higher at £479m (2003 £395m), total operating income grew by 10% year on year.

Our continued focus on cost management and productivity gains resulted in year on year operating expense of only 0.2%. The combined impact of strong income growth and tight cost control enabled us to further red cost:income ratio to 45.1% (2003 49.3%).

Asset quality remains robust. The total provisions charge increased by 33% against the same period last y was only 7% higher than the second half of 2003. Growth in the provisions charge relates to the unsecured book, where growth in non-performing assets ("NPAs") and the bad debt charge continues to reflect the sig asset growth we have delivered in recent years together with a move towards risk based pricing. Whils segments of the unsecured book have performed below expectation, we have tightened lending criteria ac unsecured products and early delinquency experience has improved on the more recently acquired bu: Although our secured book continues to perform well, we have also undertaken a further tightening of criteria which is reflected in our lower net mortgage lending market share. The secured provisions charge co to benefit from a combination of significant house price inflation, a stable arrears profile, reduced los possession and our ongoing focus on front end asset quality.

Net Interest Margins and Spreads	**Half year ended 30.06.2004 £m**	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Net Interest Income:				
Interest receivable	**5,370**	4,605	4,969	9,574
Interest payable	**(3,675)**	(3,036)	(3,310)	(6,346)
Capital earnings	**103**	112	108	220
	1,798	1,681	1,767	3,448
Average Balances:				
Interest earning assets - securitised	**18,963**	8,242	12,164	10,219
- other	**179,624**	163,397	175,991	169,566
	198,587	171,639	188,155	179,785
Interest bearing liabilities - deposits	**124,520**	111,214	118,654	114,965
- securitised	**18,963**	8,242	12,164	10,219
- other	**55,104**	52,183	57,337	54,601
	198,587	171,639	188,155	179,785
Average Rates:	**%**	%	%	%
Gross yield on interest earning assets	**5.44**	5.41	5.24	5.33
Cost of interest bearing liabilities	**(3.72)**	(3.57)	(3.49)	(3.53)
Net Interest Spread	**1.72**	1.84	1.75	1.80
Capital earnings	**0.10**	0.13	0.11	0.12
Net Interest Margin	**1.82**	1.97	1.86	1.92

Certain loans and advances to customers have been securitised. A "linked presentation" format is used

of net interest margin above, average balances are stated before deduction of non-returnable finance.

The net interest margin for the first half fell by 4bps compared to the second half of 2003 and the key mov
were as follows:

Movement in Margin	Basis Points
Net interest margin for the half year ended 31 December 2003	186
Mortgages & Savings	2
Banking	5
Personal Lending	(3)
Credit Cards	(2)
Product Spreads	2
Wholesale Funding	(5)
Capital Earnings	(1)
Net interest margin for the half year ended 30 June 2004	**182**

The increased cost of LIBOR related wholesale funds relative to Base Rate diluted spreads in our asset businesses but benefited the liability side of the balance sheet. The mortgages and savings spread imprc 2bps on a combined basis. The Banking spread was up 5bps, whilst Personal Lending and Credit Cards wer 3bps and 2bps respectively. Overall, product spreads were resilient, showing a net 2bps improvemer increased requirement for wholesale funding resulted in a 5bps reduction in the margin and the bene earnings on capital was 1bp lower at 10bps.

Non-interest Income

Non-interest income increased by 21% to £479m (2003 £395m). Fees and commissions receivable were higher at £669m, reflecting solid growth in our Mortgages, Banking and Credit Card businesses. Fe commissions payable were £22m higher at £214m (2003 £192m) and other operating income was £11m hi £24m.

Operating Expenses

Our continued focus on cost control has enabled us to deliver year on year cost growth of only 0.2% with op expenses increasing by only £2m to £1,026m (2003 £1,024m). We expect the rate of operating expense gr increase in the second half of the year but remain confident that our full year 3% growth target will be met.

Provisions

The bad debt charge represented 0.16% (2003 0.14%) of average loans and advances, in line with our perfo in the second half of last year. The total charge of £320m (2003 £240m) comprises £309m (2003 £22 unsecured and £11m (2003 £15m) for secured advances.

NPAs increased to 1.88% (December 2003 1.81%) of period end loans and advances. Unsecured NPA slightly higher at 10.2% (December 2003 9.7%). Secured NPAs were unchanged at 1.2% (December 2003 1

Closing provisions represented 0.72% (December 2003 0.69%) of period end loans and advances. Total prc (including interest in suspense) coverage of NPAs was stable at 40% (December 2003 40%).

Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising in the period to 30 June 2004 on the disp cash machines situated in locations remote from the Group's bank branches. As part of this disposal, an ele the consideration has been deferred and is receivable subject to the achievement of certain performance c

None of this deferred consideration has been recognised in the period to 30 June 2004.

(Page 17)

Balance Sheet and Asset Quality Information	As at 30.06.2004	As at 30.06.2003	As at 31.12.2003
	£bn	£bn	£bn
Loans & Advances to Customers			
Loans and advances to customers	**200.5**	176.0	190.6
Less: non-returnable finance	**(21.1)**	(11.3)	(15.6)
	179.4	164.7	175.0
Bad Debt Provisions:	**£m**	£m	£m
Specific	**1,050**	881	944
General	**395**	331	370
Total	**1,445**	1,212	1,314
Provisions as % of loans and advances	**0.72%**	0.69%	0.69%
Classification of loans and advances*:	**%**	%	%
Home mortgages	**91**	91	91
Other personal lending:			
Secured	**1**	1	1
Unsecured	**4**	4	4
Credit cards	**3**	3	3
Banking	**1**	1	1
Total	**100**	100	100
Non-Performing Assets	**£m**	£m	£m
Secured	**2,212**	1,889	2,056
Unsecured	**1,557**	1,279	1,386
Total	**3,769**	3,168	3,442
Interest in suspense	**£66m**	£72m	£70m
NPAs as a % of closing advances	**1.88%**	1.80%	1.81%
Total risk weighted assets	**£102.5bn**	£94.2bn	£99.5bn
Total customer deposits	**£123.8bn**	£112.6bn	£117.7bn

* Before provisions and after deducting non-returnable finance

Total balance sheet provisions increased by £131m to £1,445m analysed as follows:

	As at 30.06.2004	As at 30.06.2003	As at 31.12.2003
Closing Provisions	**£m**	£m	£m
Secured	**416**	387	407

Total	**1,445**	1,212	1,314

Closing provisions as a percentage of period end loans and advances were 0.72% (December 2003 0.69%) ε shown below:

	As at 30.06.2004	As at 30.06.2003	As at 31.12.2003
	%	%	%
Secured	**0.23**	0.24	0.23
Unsecured	**6.74**	6.11	6.26
Total	**0.72**	0.69	0.69

(Page 18)

Balance sheet provisions coverage of NPAs remained stable at 40% (December 2003 40%):

	As at 30.06.2004		As at 30.06.2003		As at 31.12.2003	
	£m	**% of NPAs**	£m	% of NPAs	£m	% of NPAs
Specific	**1,050**	**28**	881	28	944	27
General	**395**	**10**	331	11	370	11
Interest in suspense	**66**	**2**	72	2	70	2
Total	**1,511**	**40**	1,284	41	1,384	40

Operational Performance

Mortgages

In the first six months of 2004, as announced in the 2003 Preliminary results, we have followed a stra tightening our lending criteria and reduced our market share of new mortgage lending. We are managing (mortgage brands as an integrated business where against the background of growth in the gross lending from £123bn (H1 2003) to £143bn (H1 2004), an increase of 16%, HBOS gross mortgage lending at £32.7bı £31.7bn), just 3.2% up on 2003 represents an estimated 22% market share. In addition to managing (appetite, we continue our approach of not competing aggressively in the remortgage market where the longevity of the customer relationship typically results in lower returns over the lifetime of the product.

We have grown the Retail mortgage book by £8.9bn (2003 £11.4bn) to £185bn of assets at the end of Jun(delivering an estimated net lending market share of 17%. The reduction in the net to gross ratio was driven by the maturing profile of the IF and Bank of Scotland books after two years of strong growth and a reduction lending to maintain the risk profile of our portfolio. We continue to expect net lending share for the full yeε below 20%.

The tight management of loan to values in the first six months of the year underlines our commitment to mair asset quality. Our average income multiple remains prudent at 2.5 times and, based on end June 2004 prices, the average loan to value (LTV) for the entire book was 42% down from 43% at the end of 2003 v average LTV on our new mortgage lending stable at 62% (2003 61%). Only 7.7% of the mortgage book was 85% LTV, down from 8.4% a year ago.

In the first six months of 2004, we have continued to take a measured approach to the higher margin sp lending segments of buy-to-let, self-certification and near prime. Based on end June 2004 house prices, the our specialist book was at 62%, down from 66% at the end of 2003.

We continue to benefit from our investment in processing technology. Our investment in a B2B platform allov process intermediary business through the Internet and over 80% of the Halifax intermediary business through this channel. Growing numbers of intermediaries who use our other brands are trading electronicε this puts us in an excellent position to support our intermediary partners through Regulation.

Mortgage credit quality remains strong. Total mortgage arrears represent just 1.17% (December 2003 1.15% value of the portfolio and total mortgage provisions as a percentage of period end loans and advances were (December 2003 0.23%). The following table demonstrates the stable profile of mortgage arrears and poss(experience:

(Page 19)

At 30 June 2004

	Cases	Total Mortgages	Value of Debt*	Total Mortgages
Arrears	**000's**	**%**	**£m**	**%**
3-6 months	**17.7**	**0.62**	**1,319**	**0.71**
6-12 months	**9.8**	**0.35**	**647**	**0.35**
Over 12 months	**3.8**	**0.13**	**178**	**0.10**
Total	**31.3**	**1.10**	**2,144**	**1.16**

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Val
Possessions (half year)	**470**	**926**	**(894)**	**502**	

At 31 December 2003

	Cases	Total Mortgages	Value of Debt*	Total Mortgages
Arrears	000's	%	£m	%
3-6 months	18.8	0.65	1,238	0.71
6-12 months	10.5	0.36	571	0.33
Over 12 months	4.2	0.14	192	0.11
Total	33.5	1.15	2,001	1.15

	Opening Stock No.	New Possessions No.	Disposals No.	Closing Stock No.	Va

Possessions (full year)	989	1,060	(1,579)	470

* Value of debt represents total book value of mortgages in arrears
CML figures not yet available

The number of cases in arrears fell by 7% to 31,250, representing 1.10% (December 2003 1.15%) · mortgages. The value of mortgage cases in arrears increased by 7% to £2,144m representing 1.16% (De 2003 1.15%) of the value of the total portfolio. The low average debt to value of the non-performing m portfolio means that the increased value of arrears results in only a modest increase in the provisioning requir

The number of properties being repossessed and the stock of repossessions remains well below our asset share.

Bank Accounts

Our market leading current accounts combining attractive interest rates and value added features, backec aggressive marketing, have allowed HBOS to sustain its attack on the incumbents in the UK banking mark strong sales performance delivered in 2003 has been maintained with 542,000 new bank accounts openec first half of 2004. The HBOS share of the new and switchers market continues to be estimated at 25%.

New account openings and attractive interest rates have contributed to the strong growth in credit bala £15.3bn (December 2003 £13.8bn). Debit balances were unchanged at £1.1bn (December 2003 £ Provisions as a percentage of period end loans and advances have increased to 4.2% from 3.5% at end 20 NPAs have increased to 6.7% of period end loans and advances (December 2003 5.3%). This increase reflects the normal seasoning of the book.

Bank account customers have continued to migrate to lower cost distribution channels. Internet registere have grown by 14% to 2.5m and the number of online transactions has increased by 16% in the last 6 month

(Page 20)

Business Banking

As part of the HBOS re-organisation in 2003, Retail Banking is now responsible for the small business t market (typically businesses with a turnover of less than £1m). In the first half of 2004 Business Banki opened 18,000 new accounts, 77% of which were businesses in England and Wales where we continue market share.

We intend to introduce further enhancements to the services we provide in our branch network in Engla Wales to support our growth ambitions.

Business Banking provisions as a percentage of period end loans and advances were stable at 3.9% (De 2003 4.0%), whilst NPAs were also stable at 6.5% of period end loans and advances (December 2003 6.5%).

Credit Cards

The HBOS credit card business continues to benefit from an extensive multi-branded product range coupl the broadest distribution base of any UK Retail bank (ranging from branches to direct mail and our broad co of partnership and affinity arrangements). The launch of the "One card" in both the Halifax and Bank of S brands has been phenomenally successful. We acquired 769,000 new accounts (944,000 including those a through our joint venture partners) in the first half of 2004, resulting in an estimated HBOS market share of new credit card accounts. The launch of the "One card" is consistent with our strategy of seeking growth higher quality segments of the UK credit card market. There is strong evidence that customers acquired si launch of "One card" represent a more favourable risk profile than the average HBOS cardholder.

We constantly monitor forward leading credit indicators, which have shown a modest improvement overa December 2003, as the following table illustrates.

	30 June 2004	30 June 2003	31 December 2003
Credit utilisation (i)	**18.3%**	23.0%	18.1%
Overdrawn limits (ii)	**5.4%**	6.2%	5.9%
Delinquency roll rates (iii)	**43.5%**	46.7%	48.4%

(i) percentage of total available credit lines which are drawn down

(ii) percentage of accounts in excess of credit limit

(iii) percentage of credit card balances in arrears which have worsened in the period

Balances have increased by 21% to £5.7bn (December 2003 £4.7bn) and NPAs have remained stable a (December 2003 9.4%) of period end loans and advances.

Personal Lending

Against the backdrop of a highly competitive environment, HBOS unsecured loan balances have continued in line with the market (4%), despite a cautionary tightening of our lending criteria. Whilst our new business volumes have been contained to protect margins and manage credit quality, we have continued to make sub gains in customer retention, with closure rates improving by 20% on the same period last year.

Balance sheet provisions as a percentage of period end loans and advances increased to 8.0% (2003 7.5%) also increased to 12.5% (2003 11.8%) reflecting the normal seasoning of the book following our strong gr personal lending in 2001/2002. The arrears profile of new business written in the past year is showing an im trend.

Savings

Against a background of low, but rising interest rates, we have continued to deliver strong market share

strategy to once again deliver exceptionally strong savings inflows of £4.6bn (2003 £4.3bn). Our inn "Regular Saver" account which rewards customers for getting back into the habit of saving, has attracte 65,000 new-to-franchise customers since its launch in March.

Across all brands, we increased our share of Household Sector Liquid Assets to 15.9% (2003 15.7%). Tl been achieved at the same time as our continued focus on growing and supporting our long term savings bu: Collectively these actions have continued to reinforce our position as the nation's No.1 for retail savings ar bancassurer.

Prospects

Retail Banking's performance in the first half of 2004 continues to confirm that our strategy, based on de value and simplicity to customers combined with a disciplined approach to cost management, driv shareholder value. With income growth at 10% and cost growth at just 0.2% we have delivered a positive "j over 9%, which has resulted in a further reduction in the cost:income ratio to 45.1% down from 49.3% in th period last year.

There is some evidence of a slowing in the housing market but there is still low unemployment, good affor and a shortage of housing stock. Against this background we have continued to tighten our lending criteria continue to expect that our net lending share for the year will be below 20%.

In the long term we continue to see attractive growth prospects in all of our main Retail businesses and we that our uniquely strong sales and distribution model will allow us to achieve long term market shares above all markets in which we compete. Over the next 12 months we expect income growth to benefit from a redu LIBOR related funding costs and continued strong growth in non interest income. Continued strong income coupled with stringent cost control and a prudent attitude to credit quality, will drive a further improver financial performance in the second half and into 2005.

Corporate Banking

Our clear focus on controlled growth, improved returns and credit quality together with our proven ability to bu
develop strong relationships with customers and introducers of business has delivered another set of strong r
Profit before tax and exceptional items rose by 30% to £667m compared to the same period last year.

Financial Performance

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Yea ende 31.12.200 £
Net interest income	**730**	671	706	1,37
Non-interest income	**676**	543	590	1,13
Arrangement fees	**164**	157	153	31
Commitment fees	**34**	32	37	6
Guarantee fees	**13**	16	21	3
Redemption fees	**52**	18	15	3
International services	**13**	11	12	2
Transaction fees	**45**	36	36	7
Other	**53**	52	53	10
Fees and commissions receivable	**374**	322	327	64
Fees and commissions payable	**(66)**	(63)	(64)	(12
Profit on sale of investment securities	**52**	19	28	4
Operating lease rental income	**294**	252	283	53
Dividend income from equity shares	**22**	13	16	2
Operating income	**1,406**	1,214	1,296	2,51
Operating expenses*	**(519)**	(470)	(509)	(97
Staff	**(177)**	(163)	(171)	(33
Accommodation, repairs and maintenance	**(4)**	(15)	(15)	(3
Technology	**(9)**	(19)	(18)	(3
Marketing and communication	**(11)**	(10)	(13)	(2
Depreciation:				
Tangible fixed assets	**(10)**	(9)	(10)	(1
Operating lease assets	**(194)**	(159)	(181)	(34
Other	**(38)**	(34)	(37)	(71
Subtotal	**(443)**	(409)	(445)	(85
Recharges:				
Technology	**(28)**	(34)	(31)	(6
Accommodation	**(19)**	(7)	(8)	(1
Other shared services	**(29)**	(20)	(25)	(4
Operating profit before provisions*	**887**	744	787	1,531
Provisions for bad & doubtful debts:				
Specific	**(241)**	(216)	(212)	(42
General	**-**	(16)	1	(1
Amounts written off fixed asset investments	**(6)**	(10)	(16)	(2
Share of profits of associates and joint ventures	**27**	12	27	3

Profit before tax and exceptional items	**667**	514	587	1,101
Net interest margin**	**1.92%**	2.01%	1.91%	1.96%
Net interest spread**	**1.70%**	1.74%	1.66%	1.70%
Bad debt charge as a % of average advances**	**0.33%**	0.35%	0.30%	0.66%
Cost:income ratio***	**26.9%**	29.8%	29.8%	29.8%

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used in the s balance sheet presentation of these assets and the associated non-returnable finance, these ratios are calculated deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated after deducting exceptional items and netting operating lease depreciation and a written off fixed asset investments against operating income.

(Page 23)

	As at 30.06.2004 £bn	As at 30.06.2003 £bn	As at 31.12.2003 £bn
Loans and advances to customers			
Loans and advances to customers	**75.3**	68.7	72.2
Less: non-returnable finance	**(1.4)**	(1.4)	(1.4)
	73.9	67.3	70.8
Bad Debt Provisions:	**£m**	£m	£m
Specific	**501**	426	449
General	**335**	337	335
Total	**836**	763	784
Provisions as a % of loans and advances	**1.11%**	1.11%	1.09%
Classification of Loans and Advances*:	**%**	%	%
Agriculture, forestry and fishing	**1**	1	1
Energy	**1**	2	2
Manufacturing industry	**8**	7	7
Construction and property:			
Property investment	**22**	15	20
Housing associations	**4**	5	4
Housebuilding	**3**	3	3
Other property	**8**	7	6
Hotels, restaurants and wholesale and retail trade	**10**	9	9
Transport, storage and communication	**2**	5	5
Financial	**7**	9	9
Other services	**20**	20	18
Individuals	**3**	3	2
Overseas residents	**11**	14	14
Total	**100**	100	100
Non performing assets (NPAs)	**£1,260m**	£1,352m	£1,309m
Interest in suspense	**£66m**	£59m	£62m
NPAs as a % of closing advances	**1.67%**	1.97%	1.81%
Provisions including interest in suspense as a % of NPAs	**72%**	61%	65%
Total risk weighted assets	**£88.9bn**	£80.9bn	£83.5bn
Total customer deposits	**£33.0bn**	£27.3bn	£31.2bn

* Before provisions and after deducting non-returnable finance.

A 9% increase in net interest income and an even stronger increase of 24% in non-interest income saw o
operating income increasing by 16% to £1,406m. We continued to attract a strong flow of very acceptable bı
although redemptions, together with an increase in sell-down activity, resulted in the net growth in our
slowing to an annualised rate of 9%. We have an enviable reputation for working closely with our custom‹
introducers to provide innovative and customised solutions to their financing needs. This together with our
ability to look at things differently has resulted in the division building an ever-growing list of strong relationshi

(Page 24)

Our net interest spread improved by 4 basis points over the second half of 2003, although our net interest improved by only 1 basis point as a result of lower earnings on capital.

Movement in Margin	Basis Points
Net interest margin for the half year ended 31 December 2003	191
Lending margins	4
Capital earnings	(3)
Net interest margin for the half year ended 30 June 2004	**192**

The very strong rise in non-interest income resulted from a sustained focus on fees and commissions aci areas of our business and the realisation through investment gains of some of the profits from our integrated | transactions. An increase in repayments during the period saw a commensurate rise in redemption fees re(A marked increase was also seen in operating lease rental income, which rose by 17% to £294m, reflect continued success of our asset finance operation.

With the main recruitment drive to develop our SME business in England and Wales behind us, and cost sy having been achieved by bringing the previous Business and Corporate Divisions together, the rate of ex growth has slowed significantly. Expenses excluding depreciation on operating lease assets were 5% higher the prior year but were lower than in the second half of last year. As a result, our cost income ratio showed improvement falling from an already low 29.8% to an even lower 26.9%. Cost efficiency is a cornerstone philosophy and will be maintained.

Our overall provisioning experience was satisfactory notwithstanding some continued strain in parts manufacturing and power books. The total charge for bad and doubtful debts was £241m, equivalent to 0. average advances, which on an annualised basis, is consistent with the overall position experienced in Encouragingly, we are seeing an improving trend in credit quality with non-performing assets as a percen closing advances falling from 1.81% to 1.67%.

Continued growth in all parts of the Division, including the further development of our SME business in Engla Wales, saw our loans and advances grow at an annualised rate of 9%, to £75.3bn. This rate of net grow slower than in the prior year as we continued to actively sell down underwritten positions in order to improving returns and to move towards self-financing in terms of capital generation. Our risk weighted asse at an annualised rate of 13% to £88.9bn; this growth includes a number of commitments which may be drawi second half year. Our largest overall concentration continues to be property, which represents 37% of o lending. This exposure is predominantly in the property investment sector where our facilities are backed b' streams from a wide range of acceptable covenants. Our property development exposure is largely suppo pre-sales, pre-lets or acceptable additional security.

Customer deposits continued to grow, increasing by 6% to £33.0bn, which improved our self-funding ratio t(We continue to focus heavily on this side of our balance sheet and have introduced a number of attracti innovative products. Further growth in deposits is a key priority for the Division.

Operational Summary

Operating throughout the U.K. and from 12 overseas offices, the markets in which Corporate operates are lai diverse and have the potential to deliver sustainable profitable growth for many years to come. We pr(comprehensive and ever growing range of products and services, principally in the United Kingdom, but increasingly extending our core competencies and expertise to the European and North American markets.

offerings, often incorporating a "one stop" mix of mezzanine and equity in addition to traditional senior de working capital, continue to attract large volumes of business whilst at the same time optimising our re capital. In the public/private partnership area, we continue to work closely with the public sector in the prov social and economic infrastructure. We also continue to build selectively our Project and Asset Finance ac moving up the value chain when suitable opportunities arise. Our Specialist Finance area provides financ property, fleet and public sector relationships, together with a variety of specialist financial products. Our businesses, including our highly successful joint ventures with Renault and the RAC, also continue to deliver growth.

(Page 25)

Having recognised the need to structure our own business in such a way that it is more closely aligned w customers, we took the decision late last year to integrate Corporate Banking with most of Business Ban create a new, enlarged Corporate Division. This project has been successfully completed and is already de significant efficiency and cross-selling benefits.

We continue to challenge, consolidate and redesign our back office operations to improve customer servi drive down costs. Central to this is the ongoing rollout and development of best of breed systems sol Migration of accounts to "Core Banking", our real time relationship banking system, has been successfully ac and the rollout of Corporate Internet Banking, our enhanced on-line banking platform, is proceeding well.

The geographic business mix shows 90% of the country risk exposure in the United Kingdom, 5% in the USA mainland Europe and 1% elsewhere in the world. Our key focus remains on areas of the world that enjoy a political, economic and legal environment. We do not enter unfamiliar geographic areas with untested produc

Prospects

Our reputation for working closely with our customers and introducers to provide tailored, innovative and value solutions to their financing needs continues to grow and is underpinned by highly talented, experienc committed colleagues. Our work in progress levels remain strong and our share of our core markets conti increase. With credit quality improving we remain confident that the positive performance delivered in the f will be sustained for the rest of the year.

Treasury

Overall Treasury performance in the first half has been strong with profit before tax and exceptional items of up 26% on the first half of 2003 (2003 £109m). Asset quality remains high, and no credit provisions were req the period. Sales of Treasury products to Group customers continue to grow which helped to offset a declin net interest margin.

Financial Performance

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Net interest income	**85**	84	95	179
Non-interest income	**104**	65	91	156
Dealing profits	**100**	64	97	161
Fees payable	**(10)**	(9)	(10)	(19)
Other income	**14**	10	4	14
Operating income	**189**	149	186	335
Operating expenses*	**(52)**	(40)	(53)	(93)
Staff	**(30)**	(22)	(31)	(53)
Technology	**(3)**	(4)	(4)	(8)
Depreciation - tangible fixed assets	**-**	(1)	-	(1)
Other	**(14)**	(8)	(12)	(20)
Subtotal	**(47)**	(35)	(47)	(82)
Group Recharges:				
Technology	**(1)**	(2)	(1)	(3)
Accommodation	**(3)**	(3)	(4)	(7)
Other shared services	**(1)**	-	(1)	(1)
Operating profit before provisions*	**137**	109	133	242
Profit before tax and exceptional items	**137**	109	133	242
Net interest margin (bp)**	**11**	13	13	13
Cost:income ratio***	**27.5%**	26.8%	28.5%	27.8%
Total risk weighted assets	**£11.9bn**	£13.5bn	£14.0bn	£14.0bn

* Excluding exceptional items.

** Net interest margin has been calculated as net interest income divided by average interest earning assets excluding securities cla trading assets but including lending to other members of the group.

*** Cost:income ratio has been calculated excluding exceptional items.

Interest Income

Net interest income was £85m (2003 £84m). The rise in net interest income reflects the growth in funding v to the rest of the Group, offset by a slight decline in margins due to a lengthening in the average maturity wholesale funding.

Non-interest Income

Non-interest income increased 60% to £104m (2003 £65m). Our sales function contributed strongly to the gr revenues with increased sales of Treasury products to Group. The enhancement of the Division's custom income remains a key strategic priority and progress continues to extend the product range, improve our cu information and develop closer links with our Group colleagues and their customers. The majority of dealinc arose from activity related to customer sales, but the results were supported by a strong performance fro sales activities.

Costs

Costs for the period were £52m, up 30% on the first half of 2003 (2003 £40m), but down 2% on the second last year. Staff and other costs rose due to staff recruitment to support new business initiatives.

Asset Quality

Treasury maintains a cautious policy to avoid sub-investment grade investments, reflected by the continue quality of our interbank and structured investment portfolios with 99.0% of total assets rated A or above. Dui period no credit provisions were required.

Operational Performance

Business Overview

Treasury provides and manages prudential and regulatory liquidity and wholesale multi-currency funding HBOS Group. Treasury is also responsible for arranging the Group's debt capital issuance and asset securi programmes. In addition, a range of treasury services is provided to SMEs and large corporate custor Corporate Banking. The sales function within Treasury works with customers to develop risk management sc tailored to meet their specific needs. Sales revenues of treasury products to the HBOS Group and its cus were up 15% from the same period last year. Our overriding focus continues to be on high quality business v principally derived from both internal and external customer flow business.

During the first half of the year Treasury established a branch of HBOS Treasury Services plc in New York. part of our strategy to diversify our sources of funding and seek new pools of investors, by utilising the US ma a long term and reliable source of funding for the HBOS Group.

We have also expanded our capital markets business to manage the origination of own asset backed and thi transactions, where some form of securitisation is required, as well as working closely with our Corporate coll and their customers to provide capital market solutions.

Funding

In addition to arranging securitisation issues and co-ordinating and executing HBOS plc subordinated debt one of Treasury's other key responsibilities is to provide wholesale funding and liquidity for the Group. In su this role Treasury continued to diversify the range and sources of funding during the first half of 2004.

The Group maintains a number of programmes in order to meet the continuing growth in wholesale funding. the US and Euro Medium Term Note (MTN) programmes were increased in size to US$85bn. The Grou operates the following programmes; US$15bn US Commercial Paper (CP), €15bn Euro CP, €5bn French Do CP and C$4bn Canadian Certificate of Deposit (CD). All operate in the name of HBOS Treasury Servic Elsewhere in the Group BOS International (Australia) Ltd operates an A$3bn domestic and US$5bn progra Bank West continues to source funding in the domestic CD market.

Further to these programmes, HBOS launched two additional initiatives to build and diversify its investor b; March we commenced trading of HBOS Treasury Services New York branch meeting demand for ' Certificates of Deposit from US investors, and in June we widened the range of products available in MTNs 1 up a new investor base.

(Page 28)

HBOS continues to achieve its aims of investor diversification and the lengthening of its liabilities through the the Covered Bond Programme established in July 2003 and its existing residential mortgage securi programmes. In 2004, HBOS has issued Covered Bonds of €2bn and €1.25bn having maturities of 5 years years respectively and in March, priced Permanent Financing (No.4) PLC. At £6.1bn this represented one largest global residential mortgage backed securitisation transactions seen in the market to date.

Other notable bond issues in 2004 include €2bn Floating Rate Notes due 2007, JPY60bn 0.25% Fixed Rate due 2006 and US$2.5bn Extendible Floating Rate Notes due 2009.

Prospects

The programme for 2004 aims to develop further our Sales business to secure and improve on the curren performance whilst maintaining asset quality. Our position within the Group and increased sales penetration that we can continue to benefit from the growth potential of Group businesses and their customers.

(Page 29)

Insurance & Investment

Profit before tax and exceptional items for Insurance & Investment increased by 5% to £408m (16% to £451 adjusting for the estimated £43m impact from commencing household insurance underwriting from the star year). Profit before tax and exceptional items based on long term investment return assumptions, i.(eliminating the effect of short term fluctuations in investment returns, increased by 16% to £469m.

Reported Insurance profits, before the household insurance adjustment, fell by 8% to £196m whilst Ins profits, after this adjustment, increased by 13% to £239m. Reported Investment profits increased by 20% to and Investment profits based on long term investment return assumptions increased by 41% to £273m.

Financial Performance	**Half year ended 30.06.2004 £m**	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Net interest income	**38**	26	29	55
Non-interest income	**587**	533	657	1,190
Income from long term assurance business	**253**	216	309	525
General insurance premium income	**240**	171	189	360
OEIC/Unit trust management income	**52**	48	43	91
Fund management income	**32**	19	38	57
Other fees and commissions receivable	**151**	173	203	376
Fees and commissions payable	**(146)**	(98)	(126)	(224)
Other operating income	**5**	4	1	5
Operating income	**625**	559	686	1,245
Operating expenses*	**(125)**	(123)	(127)	(250)
Staff	**(51)**	(39)	(54)	(93)
Accommodation, repairs and maintenance	**(1)**	(5)	2	(3)
Technology	**(5)**	(6)	(3)	(9)
Marketing and communication	**(11)**	(8)	(8)	(16)
Depreciation: Tangible fixed assets	**(2)**	(3)	(3)	(6)
Other	**(37)**	(32)	(45)	(77)
Sub total	**(107)**	(93)	(111)	(204)
Recharges:				
Technology	**(7)**	(16)	(6)	(22)
Accommodation	**(8)**	(11)	(9)	(20)
Other shared services	**(3)**	(3)	(1)	(4)
General insurance claims payable	**(86)**	(42)	(57)	(99)
Amounts written off fixed asset investments	**-**	2	1	3
Operating profit*	**414**	396	503	899
Share of losses of associates and joint ventures	**(6)**	(7)	(5)	(12)
Profit before tax and exceptional items	**408**	389	498	887

(Page 30)

Insurance Business

Financial Performance

Reported profit before tax and exceptional items for the Insurance Business fell by 8% to £196m before adjus £43m, the estimated half year impact from commencing household insurance underwriting from the start year. Profit after this adjustment increased by 13% to £239m. Claims experience remained largely uncl compared to the same period last year and reported expenses remained flat. As reported last year, we e that the full year impact of commencing household underwriting will be to reduce profits by £76m in 2004. with our expectations, esure has now moved into profitability.

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Net interest income	**20**	11	11	22
Non-interest income	**317**	299	341	640
Income from long term assurance business	**44**	36	45	81
General insurance premium income	**240**	171	189	360
Other fees and commissions receivable	**142**	170	191	361
Fees and commissions payable	**(111)**	(79)	(86)	(165)
Other operating income	**2**	1	2	3
Operating income	**337**	310	352	662
Operating expenses*	**(49)**	(49)	(58)	(107)
General insurance claims payable	**(86)**	(42)	(57)	(99)
Operating profit*	**202**	219	237	456
Share of losses of associates and joint ventures	**(6)**	(7)	(6)	(13)
Profit before tax and exceptional items	**196**	212	231	443

* Excluding exceptional items

Operational Performance

Insurance sales increased 12% to £840m gross written premiums in the first half of 2004, with continued gr all major product lines.

Insurance Sales	**Gross Written Premiums**			**Number of In-force Policies**		
	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	**Half year ended 30.06.2004 000's**	Half year ended 30.06.2003 000's	Half year ended 31.12.2003 000's
Repayment	**447**	433	439	**3,542**	3,346	3,318
Household	**233**	200	248	**2,567**	2,395	2,463
Motor	**121**	89	122	**794**	581	713

Other	**39**	25	38	**2,599**	1,142	1,836
Total	**840**	747	847	**9,502**	7,464	8,330

Repayment

Sales of repayment insurance under the Halifax and third party brands increased by 3% to £447m. Tr resilient performance against the backdrop of an unsecured personal loans market where gross lending year is reported to be only marginally ahead of 2003.

Household

Sales of household insurance increased by 17% to £233m as a result of continued success in sales of o mortgage related insurance, which now accounts for over half of all new household insurance sales. This s was reinforced by a 5 star rating from Defaqto and the 'Best Direct Home and Contents Insurance Provider from Your Money Direct, both demonstrating the high quality of our products and service.

(Page 31)

Motor

Sales of motor insurance increased by 36% to £121m. In April, the First Alternative brand was launched, r the insurance needs of customers who fall outside of esure's target "safe driver" customer segment. Cover by First Alternative is now available to Halifax and Sainsbury's Bank customers in addition to being offered u own name.

Other Insurances

Sales of other personal lines insurance, such as legal protection and annual travel, continued to grow st These insurances are value added additions to our mainstream personal lines products. Policies on wh premium is payable (e.g. when offered at no additional cost as part of a package) have been excluded from force policy count.

Investment Business

Financial Performance

Reported profit before tax and exceptional items for the Investment Business increased by 20% to £212m.

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Net interest income	**18**	15	18	33
Non-interest income	**270**	234	316	550
Income from long term assurance business	**209**	180	264	444
OEIC/Unit trust management income	**52**	48	43	91
Fund management income	**32**	19	38	57
Other fees and commissions receivable	**9**	3	12	15
Fees and commissions payable	**(35)**	(19)	(40)	(59)
Other operating income	**3**	3	(1)	2

Operating expenses*	**(76)**	(74)	(69)	(143)
Amounts written off fixed asset investments	**-**	2	1	3
Operating profit*	**212**	177	266	443
Share of profits of associates and joint ventures	**-**	-	1	1
Profit before tax and exceptional items	**212**	177	267	444

* Excluding exceptional items

Short term fluctuations in investment returns in the first half of 2004 were more negative than in the same per
year as a result of the rise in gilt yields and a flat stock market. Profits for the Investment Business based (
term investment return assumptions, i.e. after eliminating the effect of short term fluctuations, increased by
£273m due to further improvements in product mix, the realisation of additional efficiency improvements a
strong recovery at St James's Place Capital.

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Reported profit before tax	**212**	177	267	444
Effect of short term fluctuations in investment returns	**61**	17	29	46
Changes to economic assumptions	**-**	-	(72)	(72)
Profit based on long term assumptions	**273**	194	224	418

(Page 32)

Long Term Assurance Business

The sources of income from long term assurance business on an embedded value basis are set out below.

		Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Year ended 31.12.2003 £m
Contribution from Existing Business		**132**	138	100	238
Contribution from New Business		**123**	51	111	162
Investment Earnings using long term assumptions		**59**	44	55	99
Changes to economic assumptions		**-**	-	72	72
Short term fluctuations in investment returns		**(61)**	(17)	(29)	(46)
Income before tax from long term assurance		**253**	216	309	525
Comprising:	Investment Business	**209**	180	264	444
	Insurance Business	**44**	36	45	81

The contribution to profits from new business increased substantially in the first half compared to the same last year as a result of favourable product mix movements across all channels, further improvements to un and the strong recovery at St. James's Place. The contribution from existing business in the first half, al slightly lower than the same period last year, again benefited from positive actual experience compared previously assumed within the embedded value calculation.

The embedded value of long term assurance business at 30 June 2004 was £4,155m (31 December 2003 £3 of which 46% (31 December 2003 43%) was shareholder funds and the balance was the value of in-force bu: The economic assumptions used in the calculation of the embedded values set out below are unchanged fror used at the end of 2003.

	As at 30.06.2004 %	As at 30.06.2003 %	As at 31.12.2003 %
Discount rate (net of tax)	**8.0**	8.5	8.0
Equity return (net of tax credits)	**7.5**	7.5	7.5
Gilt return (gross of tax)	**5.0**	5.0	5.0
Expense inflation	**3.0**	3.0	3.0

New Business Profitability

New business profitability on an achieved profits basis continues to exceed our medium term target of 25 reflecting improvements to pricing, product mix and unit costs. New business profitability on an achieved basis is higher than the contribution from new business to embedded value profits because it includes cc investment schemes, and allocates expenses on a directly attributable new business basis.

	Half year ended 30.06.2004	Half year ended 30.06.2003	Half Year ended	Year ended

			%EPI*	%EPI*
Bancassurance	**29**	26	26	27
Intermediary	**20**	16	20	18
Wealth Management	**36**	35	46	41
Total	**26**	23	27	25

* EPI = equivalent premium income = annual premiums plus 10% of single premiums

(Page 33)

Operational Performance

Overall Investment sales increased by 5% to £634m EPI in the first half of 2004 despite uncertain inve markets, whilst UK sales grew by 6% to £601m EPI.

Investment Sales	Half year ended 30.06.04 Single £m	Half year ended 30.06.04 Annual £m	Half year ended 30.06.04 Total £m	Half year ended 30.06.04 Total EPI £m	Half year ended 30.06.03 Single £m	Half year ended 30.06.03 Annual £m	Half year ended 30.06.03 Total £m	Half year ended 30.06.03 Total EPI £m
Life	**1,960**	**45**	**2,005**	**241**	2,073	45	2,118	251
Pensions	**1,056**	**116**	**1,172**	**222**	1,136	94	1,230	208
Collective Investments	**964**	**75**	**1,039**	**171**	1,239	22	1,261	147
Total	**3,980**	**236**	**4,216**	**634**	4,448	161	4,609	606
Bancassurance	**2,050**	**111**	**2,161**	**316**	2,421	48	2,469	290
Intermediary	**1,298**	**98**	**1,396**	**228**	1,579	89	1,668	247
Wealth Management	**632**	**27**	**659**	**90**	448	24	472	69
Total	**3,980**	**236**	**4,216**	**634**	4,448	161	4,609	606

Bancassurance

Sales of investment business distributed via our bancassurance channel increased by 9% to £316m EPI, buil the significant growth of recent years, which averages 42% p.a. compound over the last 3 years. The Halifa has recently received independent accreditation for its products and customer service under the Raising Sta Quality Mark Scheme. As the UK's leading bancassurer, our strategy of offering simple, transparent, va money products is closely aligned with the Government's recently announced plans for stakeholder inve products.

Intermediary

Overall intermediary sales were down by 8% to £228m, with UK intermediary sales down 5% to £195m. In t given our ability to grow overall sales via other channels, we have again chosen not to trade profit for marke in the face of the investment product promotions being offered by competitors in the run up to the introdu multi-ties. Nevertheless, personal pensions business continues to perform strongly, achieving an increase in share in the period.

Sales outside the UK, down 20% in the first half, continue to be affected by economic downturns in the markets in which we operate and by our decision to withdraw from a number of less profitable markets.

Wealth Management

Sales at St. James's Place Capital ("SJPC") were 30% higher than in the first half of 2003 at £90m EPI s very positive signs of a return in the confidence of higher net worth investors. Overall Partner numbers increa 3% in the first half of 2004, with strong recruitment from the IFA market continuing in the run up to de-polari Funds under management were £9bn at 30 June 2004 (31 December 2003 £8bn).

Asset Management

Insight Investment funds under management increased by 3% to £72bn. Insight's achievements have

Mutual Fund' in 2003 and the 'Specialist Manager of the Year' at the UK Pensions Awards, for Insight's comr to corporate governance and corporate responsibility.

Total Group assets under management, including assets managed by SJPC, were £81bn at 30 June 2(December 2003 £78bn).

(Page 34)

Prospects

Low cost distribution, efficient manufacturing and simple, transparent products together with our diverse ra well recognised brands continue to provide the major strategic advantages enjoyed by the HBOS Insuran Investment businesses.

In our Insurance Business, the prospects for growth, linked as they are to the power of the Group's distr remain strong. The move to underwrite household insurance has helped secure the long term benefits of our operating model which continues to be recognised by "best buy" awards. The repayment insurance busine held up well in the face of a slowing unsecured personal loans market and motor insurance is expected to he overall growth going forward. These prospects are likely to be further advanced by the introduction of ins regulations in early 2005 which we believe will favour the larger, lower cost distributors.

In our Investment Business, our multi-channel strategy and low cost administration underpins our drive to (greater market share and increase shareholder returns. SJPC is again showing clear leadership in the management market and, following the introduction of multi-ties, our intermediary business is expected to from our investment in efficiency and service quality. Our bancassurance channel continues to outperform it and is well placed to take full advantage of the introduction of "stakeholder" products next year.

(Page 35)

International

The results of our overseas businesses are converted at the spot exchange rate at the end of the res accounting period. In sterling terms, International reported a strong increase in profit before tax and exce items of 26% to £149m (2003 £118m) along with a cost:income ratio improvement to 42.9% (2003 46.4%) business growth levels were seen in both Australia and Ireland and the performance of these overseas busi in local currency terms is described on pages 37 to 42, to remove the distortions created by fluctuations in ex rates.

Financial Performance

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.12
Net interest income	**199**	186	214	
Non-interest income	**100**	82	99	
Fees and commissions receivable	**81**	79	90	
Fees and commissions payable	**(9)**	(10)	(12)	
Operating lease rental income	**11**	-	6	
Other operating income	**17**	13	15	
Operating income	**299**	268	313	
Operating expenses*	**(133)**	(124)	(150)	
Staff	**(66)**	(71)	(77)	
Accommodation, repairs and maintenance	**(8)**	(7)	(12)	
Technology	**(4)**	(4)	(2)	
Marketing and communication	**(8)**	(8)	(11)	
Depreciation:				
Tangible fixed assets	**(8)**	(7)	(9)	
Operating lease assets	**(9)**	-	(4)	
Other	**(30)**	(27)	(35)	
Operating profit before provisions*	**166**	144	163	
Provisions for bad & doubtful debts:				
Specific	**(15)**	(22)	(15)	
General	**(2)**	(5)	(2)	
Amounts written off fixed asset investments	**(1)**	(1)	(5)	
Share of profits/(losses) of associates and joint ventures	**1**	2	(2)	
Profit before tax and exceptional items	**149**	118	139	
Net interest margin**	**1.94%**	2.33%	2.24%	
Bad debt charge as a % of average advances**	**0.09%**	0.18%	0.09%	
Cost:income ratio***	**42.9%**	46.4%	48.0%	

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the s balance sheet presentation of these assets and the associated non-returnable finance, these ratios are calculated deduction of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated excluding exceptional items after netting operating lease depreciation and a written off fixed asset investments against operating income.

The closing exchange rates used in the conversion of the results were:

	30.06.2004	30.06.2003	31.12.2003
£1 : Australian Dollar	2.60672	2.46165	2.3756
£1 : Euro	1.48901	1.43711	1.41617

(Page 36)

	As at 30.06.2004 £bn	As at 30.06.2003 £bn	As at 31.12.2003 £bn
Loans and advances to customers			
Loans and advances to customers	**18.9**	17.1	18.9
Less: non-returnable finance	**(0.1)**	(0.2)	(0.1)
	18.8	16.9	18.8
Bad Debt Provisions	**£m**	£m	£m
Specific	**70**	70	67
General	**82**	83	87
Total	**152**	153	154
Provisions as a % of loans and advances	**0.80%**	0.89%	0.81%
Classification of Loans and Advances*:	**%**	%	%
Agriculture, forestry and fishing	**2**	2	2
Energy	**2**	3	3
Manufacturing industry	**5**	5	5
Construction and property	**22**	23	22
Hotels, restaurants and wholesale and retail trade	**14**	13	14
Transport, storage and communication	**3**	3	2
Financial	**3**	3	2
Other services etc.	**10**	9	11
Individuals Home mortgages	**28**	28	29
Other personal lending	**8**	9	8
Overseas residents	**3**	2	2
	100	100	100
Non performing assets (NPAs)	**£188m**	£231m	£200m
Interest in suspense	**£17m**	£17m	£16m
NPAs as a % of closing advances	**0.99%**	1.35%	1.06%
Provisions including interest in suspense as a % of NPAs	**90%**	74%	85%
Total risk weighted assets	**£17.6bn**	£15.3bn	£17.7bn
Total customer deposits	**£8.3bn**	£7.2bn	£8.1bn

* Before provisions and after deducting non-returnable finance.

(Page 37)

Australia

Financial Performance

	Half year ended 30.06.2004 A$m	Half year ended 30.06.2003 A$m	Half year ended 31.12.2003 A$m	er 31.12.2
Net interest income	**353**	323	347	
Non-interest income	**184**	157	185	
Fees and commissions receivable	**166**	151	164	
Fees and commissions payable	**(17)**	(17)	(18)	
Operating lease rental income	**7**	-	15	
Other operating income	**28**	23	24	
Operating income	**537**	480	532	1
Operating expenses*	**(251)**	(242)	(272)	(
Staff	**(127)**	(136)	(130)	(
Accommodation, repairs and maintenance	**(18)**	(12)	(21)	
Technology	**(9)**	(7)	(2)	
Marketing and communication	**(17)**	(15)	(18)	
Depreciation:				
Tangible fixed assets	**(14)**	(12)	(17)	
Operating lease assets	**(5)**	-	(10)	
Other	**(61)**	(60)	(74)	(
Operating profit before provisions*	**286**	238	260	
Provisions for bad & doubtful debts:				
Specific	**(27)**	(37)	(16)	
General	**(3)**	(9)	(7)	
Share of profits/(losses) of associates and joint ventures	**2**	(1)	6	
Profit before tax and exceptional items	**258**	191	243	
Net interest margin**	**2.07%**	2.26%	2.17%	2
Bad debt charge as a % of average advances**	**0.09%**	0.16%	0.07%	0
Cost:income ratio***	**46.2%**	50.4%	50.2%	5

* Excluding exceptional items

** Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the s balance sheet presentation of these assets and the associated non-returnable finance these ratios are calculated before de of average loans and advances subject to non-returnable finance.

*** Cost:income ratio has been calculated after deducting exceptional items and netting operating lease depreciation and a written off fixed asset investments against operating income.

(Page 38)

	As at 30.06.2004 A$bn	As at 30.06.2003 A$bn	As at 31.12.2003 A$bn
Loans and advances to customers			
Loans and advances to customers	**33.2**	29.8	31.6
Less: non-returnable finance	**(0.2)**	(0.4)	(0.3)
	33.0	29.4	31.3
Bad Debt Provisions	**A$m**	A$m	A$m
Specific	**74**	95	64
General	**153**	143	150
Total	**227**	238	214
Provisions as a % of loans and advances	**0.68%**	0.80%	0.68%
Classification of Loans and Advances*:	**%**	%	%
Agriculture, forestry and fishing	**3**	3	3
Energy	**3**	4	3
Manufacturing industry	**4**	4	4
Construction and property	**22**	20	21
Hotels, restaurants and wholesale and retail trade	**8**	7	8
Transport, storage and communication	**2**	3	2
Financial	**3**	2	2
Other services etc.	**8**	10	10
Individuals : Home mortgages	**40**	38	38
Other personal lending	**7**	9	8
Overseas residents	**-**	-	1
	100	100	100
Non performing assets (NPAs)	**A$193m**	A$322m	A$226m
Interest in suspense	**A$23m**	A$26m	A$21m
NPAs as a % of closing advances	**0.58%**	1.08%	0.72%
Provisions including interest in suspense as a % of NPAs	**130%**	82%	104%
Total risk weighted assets	**A$29.2bn**	A$25.2bn	A$28.1bn
Total customer deposits	**A$12.5bn**	A$10.6bn	A$11.8bn

* Before provisions and after deducting non-returnable finance.

Our four businesses in Australia (BankWest, BoS International (Australia), Capital Finance and St Ar Insurance) performed well during the first six months with profit before tax and exceptional items 35% ahea(comparable period in 2003 at A$258m. Advances growth of 5% in the half year was achieved with particularly strong over the last two months of the current period. In addition, customer deposits have gro since December 2003. At the same time we have been actively involved in planning and driving forw integration of all our Australian operations following the buy-out of the minority shareholding in BankWest in 2003 leading to the formation of HBOS Australia.

Operating income rose 12% to A$537m while a real focus on business as usual costs restricted expenses gr 2% (excluding operating lease depreciation), with the cost income ratio improving to 46.2% from 50.4% as a Margins have contracted by 10bps from the second six months of 2003 due to the combination of unfav wholesale funding rates, lengthening funding maturities and business mix changes (following strong gr residential mortgages).

(Page 39)

We launched a number of product initiatives strengthening our position in the Western Australian market wh have a particular focus on raising retail deposits through an aggressive marketing campaign. We ha continued to be successful with our national home loan products and were delighted to be awarded the Mort the Year Award in June from Your Mortgage magazine for BankWest's variable home loan offering.

The spread of our loan portfolio continues to be a strength and the quality of the book is high, evidenced reduced charge for specific bad debt provisions of A$27m (2003 A$37m), and total provisions as a percen loans and advances are unchanged from the end of 2003 at 0.68%.

Prospects

The underlying dynamics surrounding the Australian economy remain favourable. Integration of our four busi is proceeding well and the new HBOS Australia will provide a solid platform for future growth and exp Integration is expected to be completed by the end of this year. The recent appointment of David Willis a Executive Officer, HBOS Australia will help to provide leadership and momentum.

HBOS Australia has a real opportunity, through focused investment, to generate strong organic growth thr differentiated proposition relative to the major Australian banks. This strategy will see us invest in and across the whole spectrum of financial services, i.e. Retail, Asset Finance, Corporate & Commercial and Ins & Investment.

(Page 40)

Ireland

Financial Performance

	Half year ended 30.06.2004 €m	Half year ended 30.06.2003 €m	Half year ended 31.12.2003 €m	Y en 31.12.2
Net interest income	**94**	80	86	1
Non-interest income	**35**	25	26	
Fees and commissions receivable	**27**	26	25	
Fees and commissions payable	**(5)**	(5)	(6)	(
Operating lease rental income	**12**	-	-	
Other operating income	**1**	4	7	
Operating income	**129**	105	112	2
Operating expenses*	**(55)**	(38)	(44)	(
Staff	**(26)**	(24)	(28)	(
Accommodation, repairs and maintenance	**(2)**	(3)	(4)	
Technology	**(1)**	(1)	(2)	
Marketing and communication	**(3)**	(3)	(4)	
Depreciation:				
Tangible fixed assets	**(3)**	(3)	(3)	
Operating lease assets	**(11)**	-	-	
Other	**(9)**	(4)	(3)	
Operating profit before provisions*	**74**	67	68	1
Provisions for bad & doubtful debts:				
Specific	**(8)**	(9)	(11)	(
General	**(1)**	(2)	2	
Amounts written off fixed asset investments	**(1)**	(1)	(7)	
Share of profits/(losses) of associates and joint ventures	**1**	3	(5)	
Profit before tax and exceptional items	**65**	58	47	1
Net interest margin	**1.90%**	2.20%	2.04%	2.1
Bad debt charge as a % of average advances	**0.11%**	0.17%	0.12%	0.2
Cost:income ratio**	**37.6%**	36.5%	41.9%	39.

* Excluding exceptional items

** Cost:income ratio has been calculated after deducting exceptional items and netting operating lease depreciation and amount written off fixed asset investments against operating income.

(Page 41)

	As at 30.06.2004 €bn	As at 30.06.2003 €bn	As at 31.12.2003 €bn
Loans and advances to customers			
Loans and advances to customers	**9.2**	7.1	7.9
Bad Debt Provisions	**€m**	€m	€m
Specific	**61**	45	57
General	**34**	36	34
Total	**95**	81	91
Provisions as a % of loans and advances	**1.03%**	1.14%	1.16%
Classification of Loans and Advances*:	**%**	%	%
Agriculture, forestry and fishing	**1**	1	1
Energy	**1**	1	1
Manufacturing industry	**8**	9	8
Construction and property	**24**	29	26
Hotels, restaurants and wholesale and retail trade	**26**	28	28
Transport, storage and communication	**3**	4	3
Financial	**2**	3	3
Other services etc.	**15**	7	13
Individuals : Home mortgages	**3**	2	3
Other personal lending	**9**	9	7
Overseas residents	**8**	7	7
	100	100	100
Non performing assets (NPAs)	**€169m**	€144m	€147m
Interest in suspense	**€12m**	€9m	€10m
NPAs as a % of closing advances	**1.84%**	2.03%	1.86%
Provisions including interest in suspense as a % of NPAs	**63%**	63%	69%
Total risk weighted assets	**€9.5bn**	€7.3bn	€8.3bn
Total customer deposits	**€5.3bn**	€4.1bn	€4.4bn

* Before provisions.

Operational Performance

Against a background of continued investment in the first six months, profit before tax and exceptional items ç 12% to €65m. Operating income rose by 23%. Operating expenses (excluding operating lease depreciatio 16% higher than the first half of 2003 but unchanged on the second half of 2003. Net interest margin was im by unfavourable wholesale funding rates and business mix changes, contracting by 14bps in the half year.

We continue to launch innovative products including our business current account and have seen strong gr our motor finance, invoice discounting and regional banking businesses.

Advances increased across all lines of business with overall growth of 16% well ahead of underlying market giving us a market share of just over 20% in business banking. We have also continued the growth in cu deposits currently €5.3bn representing an increase of €0.9bn or 20% since December 2003.

Credit quality remains strong, the charge for bad debts representing 0.11% of average advances comparec first half of 2003 at 0.17%.

(Page 42)

Prospects

The underlying economic conditions in Ireland are positive, our brand is well regarded and we see exciting growth opportunities. We continue to have the objective of being the number one Business Bank by 2005.

During the half year we outlined plans for expansion into retail markets in Ireland and on 1 July, as a fir: HBOS transferred the Irish Euro mortgage book from Retail Banking to Bank of Scotland (Ireland). The mo book size is €2.04bn. Future product launches will include savings and credit card products.

Augmented by this retail initiative, we are confident that profitable growth in our Irish business will continu delivered.

Financial Review

Group profit before tax increased by £358m to £2,183m before charging exceptional costs of £22m relatinç merger of the Bank of Scotland and Halifax plc to create HBOS.

	Half year ended 30.06.2004	Half year ended 30.06.2003	Half year ended 31.12.2003	31.12
	£m	£m	£m	
Group profit before tax	**2,161**	1,781	1,985	
Add back merger integration costs	**22**	44	75	
Group profit before tax and exceptional items	**2,183**	1,825	2,060	

Divisional financial performance can be summarised as follows:

	Retail Banking	**Corporate Banking**	**Treasury**	**Insurance & Investment**	**International**	**Group Items**	
Half Year ended 30 June 2004	**£m**	**£m**	**£m**	**£m**	**£m**	**£m**	
Net interest income	1,798	730	85	38	199		
Non-interest income	479	676	104	587	100		
Net operating income	2,277	1,406	189	625	299		
Operating expenses(i)	(1,026)	(519)	(52)	(125)	(133)	(150)	(
General insurance claims				(86)			
Amounts written off fixed asset investments		(6)			(1)		
Operating profit before provisions[1]	1,251	881	137	414	165	(150)	
Provisions for bad & doubtful debts							
Specific	(295)	(241)			(15)		
General	(25)				(2)		
Share of profits/(losses) of associates and joint ventures	18	27		(6)	1		
Profit on sale of fixed assets	23						
Group profit before tax and exceptional items	**972**	**667**	**137**	**408**	**149**	**(150)**	
Half Year ended 30 June 2003							
Group profit before tax and exceptional items	827	514	109	389	118	(132)	
Increase in Group profit before tax and exceptional items	**18%**	**30%**	**26%**	**5%**	**26%**	**(14%)**	

(i) Excluding exceptional items.

Group profit before tax and exceptional items for the first half of 2004 at £2,183m is 20% higher than the first 2003. Asset led growth in net interest income with non-interest income 20% higher than the first half c together with tight cost control are the key drivers for profit growth.

Basic earnings per share increased by 22% to 36.9p (2003 30.3p). Underlying earnings per share exceptional items and goodwill amortisation rose 19% to 38.7p (2003 32.4p) and the proposed interim divi 10.8p, which is 5% higher than the previous financial year. The interim dividend will be paid on 22 October : shareholders on the register at the close of business on 13 August 2004.

Ordinary shareholders are being offered the choice of electing under the Share Dividend Plan to receive the of their 2004 interim dividend in new ordinary shares credited as fully paid instead of cash.

(Page 44)

Post Tax Return on Mean Equity

Group post tax return on mean equity increased to 18.6% for the half year ended 30 June 2004 from 17.2%. post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders exceptional items by the monthly average of equity shareholders' funds.

	Half year ended 30.06.2004	Half year ended 30.06.2003 Restated(i)	Half year ended 31.12.2003	31.12
	£m	£m	£m	
Post tax return				
Profit attributable to ordinary shareholders	**1,418**	1,144	1,271	
Exceptional items	**16**	31	53	
	1,434	1,175	1,324	
Mean Equity	**15,515**	13,762	14,632	1
	%(ii)	%(ii)	%(ii)	
Post tax return on mean equity	**18.6**	17.2	18.0	
Short term fluctuations in investment returns and changes in economic assumptions	**0.5**	0.2	(0.3)	
Group Target post tax return on mean equity	**19.1**	17.4	17.7	
Amortisation of goodwill	**0.7**	0.7	0.7	
Post tax return on mean equity excluding amortisation of goodwill	**19.8**	18.1	18.4	

(i) Restated to reflect the adoption of UITF Abstract 37 and UITF Abstract 38.

(ii) Annualised

The Group's Target ROE, which excludes the impact of short term fluctuations on investment returns and c to economic assumptions in our investment businesses for the first half year 2004 increased to 19.1% comp 17.4% for the same period last year. After allowing for the estimated reduction in profit arising fr commencement of household insurance underwriting, Group Target ROE for the first half of 2004 would hav 19.4%.

Group Net Interest Income

Group net interest income, increased by £202m to £2,850m. The growth in net interest income reflects stron growth partly offset by a decline in Group net interest margin reflecting higher wholesale funding costs, mov in product mix and proportionately lower earnings on capital.

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.12
Interest receivable	**9,952**	8,729	9,498	1
Interest payable	**(7,102)**	(6,081)	(6,687)	(1
Net interest income	**2,850**	2,648	2,811	
Average balances*				
Interest earning assets				
- Loans and advances	**286,505**	255,388	275,229	26
- Securities and other liquid assets	**34,146**	28,535	34,807	3
	320,651	283,923	310,036	29
- Securitised assets	**20,513**	9,833	13,755	1
	341,164	293,756	323,791	30
Net interest margin	**1.68%**	1.82%	1.72%	

* Certain loans and advances to customers have been securitised. Where a "linked presentation" format is used for the statutory sheet presentation of these assets and the associated non-returnable finance, the net interest margin is calculated before ded average loans and advances subject to non-returnable finance. *Trading assets within treasury operations are excluded from the ne margin calculation.*

(Page 46)

Non-interest Income

Non-interest income increased by 20% to £1,946m. Net fees and commissions increased by 8% with performances from both Retail and Corporate. General insurance premium income was higher due commencement of household insurance underwriting; this was partly offset by a loss of commissions pre received as an introducer of such business. Income from long term assurance business was 17% higher tha 2003 despite being adversely impacted by negative short-term fluctuations in investment returns of £61m £17m).

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.12
Fees and commissions receivable	**1,356**	1,211	1,375	
Fees and commissions payable	**(457)**	(382)	(465)	
Dealing profits	**105**	70	102	
General insurance premium income	**240**	171	189	
Income from long term assurance business	**253**	216	309	
Other operating income:				
Profit on sale of investment securities	**68**	32	11	
Operating lease rental income	**305**	252	289	
Other	**76**	48	59	
Non-interest Income	**1,946**	1,618	1,869	

Operating Expenses

The Group cost:income ratio improved from 42.1% to 38.9%.

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.12
Operating expenses	**2,027**	1,957	2,130	
Exceptional items	**(22)**	(44)	(75)	
	2,005	1,913	2,055	
Goodwill amortisation	**(52)**	(46)	(51)	
Operating lease depreciation	**(203)**	(159)	(185)	
Underlying operating expenses	**1,750**	1,708	1,819	
Net operating income	**4,796**	4,266	4,680	
Amounts written off fixed asset investments	**(7)**	(9)	(20)	
General insurance claims	**(86)**	(42)	(57)	
Operating lease depreciation	**(203)**	(159)	(185)	
Underlying operating income	**4,500**	4,056	4,418	

Cost:income ratio	**38.9%**	42.1%	41.2%	‹

Tight cost control restricted growth in underlying operating expenses to 2%. Compared with the second half c underlying operating expenses decreased 4%. We are very confident that for the year as a whole, the gr underlying operating expenses will be contained within our target of 5%.

(Page 47)

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	Y en 31.12.2
Staff	**912**	842	913	1,
Accommodation, repairs and maintenance	**177**	183	206	
Technology	**112**	175	125	
Marketing and communication	**171**	182	175	
Depreciation:				
Tangible fixed assets	**151**	138	145	
Operating lease assets	**203**	159	185	
Goodwill amortisation	**52**	46	51	
Other	**227**	188	255	
Total*	**2,005**	1,913	2,055	3,

* Excluding exceptional items of £22m (Six months ended 30 June 2003 £44m; Six months ended 31 December 2003 £75m; Year e December 2003 £119m).

Operating expenses, excluding exceptional items, increased by £92m to £2,005m. This reflects an incr operating lease depreciation and the full six months impact of the additional pension charge in respect of the valuation of the Halifax Retirement Fund on 31 March 2003. The increase in staff costs is offset by a decr technology costs, following the insourcing of certain IT operations in the second half of 2003. The incr goodwill amortisation is mainly attributable to the acquisition of the BankWest minority interest which comp September 2003.

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The c technology, accommodation and other shared services (other than those borne directly by Group functio subsequently recharged to divisions according to their usage and are shown under the operating expense a for each division. The net cost of Group items increased by £18m, including £6m increase in goodwill amor and additional costs relating to the implementation of International Accounting Standards and the new Pru Sourcebook. The reduction in technology spend reflects the insourcing of certain IT operations.

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.1:
Staff	**108**	95	94	
Accommodation, repairs and maintenance	**155**	133	154	
Technology	**50**	104	70	
Marketing and communication	**34**	33	32	
Depreciation	**99**	90	95	
Goodwill amortisation	**52**	46	51	
Other	**54**	21	62	
Sub Total	**552**	522	558	
Less Recharges				
Technology	**(169)**	(187)	(169)	
Accommodation, repairs and maintenance	**(145)**	(128)	(152)	

Other shared services	**(88)**	(75)	(80)
Total	**150**	132	157

(Page 48)

Share of Operating Profit/(Loss) of Joint Ventures and Other Associated Undertakings

Included within the share of operating profit/(loss) of joint ventures and other associated undertakings ; following items:

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	e 31.12.:
Lex Vehicle Leasing*	**9**	8	8	
Centrica Personal Finance	**8**	9	10	
RFS	**3**	4	5	
esure	**1**	(7)	(4)	
Sainsbury's Bank	**6**	3	6	
Other	**13**	5	13	
Total	**40**	22	38	

* After charging goodwill amortisation.

Merger Synergies

The run rate of merger synergies at 30 June 2004 is estimated at £807m, exceeding our stated target of approximately six months early. Therefore, we will not, in the future, be reporting on merger synergies.

Exceptional costs of £22m associated and necessary in achieving the synergies and benefits were charge(first half of 2004. £119m was charged in 2003, £153m in 2002, £132m in 2001 and, in total, we expect 1 costs of around £450m by the end of this year.

(Page 49)

Balance Sheet Analysis

As at 30 June 2004	Retail Banking £bn	Corporate Banking £bn	Treasury £bn	International £bn	Total 30.06.2004 £bn	31.·
Loans & advances to customers	200.5	75.3	4.4	18.9	**299.1**	:
Less: non-returnable finance	(21.1)	(1.4)		(0.1)	**(22.6)**	
	179.4	73.9	4.4	18.8	**276.5**	:
Bad debt provisions including interest in suspense						
Specific	1.0	0.5		0.1	**1.6**	
General	0.5	0.4		0.1	**1.0**	
Loans & advances to customers (before provisions)	180.9	74.8	4.4	19.0	**279.1**	:
Total risk weighted assets	102.5	88.9	11.9	17.6	**221.9***	:
Total customer deposits	123.8	33.0	21.9	8.3	**187.0**	

*Includes risk weighted assets of £1.0bn (December 2003 £1.1bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 6% to £299.1bn from 31 December 2003. During the first hal year non-returnable finance increased by £5.5bn due to a £6.1bn mortgage securitisation in March 2004 partl by repayments. Within Retail Banking, loans and advances increased by 5% and Corporate Banking advance 4%. Customer deposits grew £13.5bn (8%) to £187.0bn and wholesale funding (excluding securitisation) dec by £5.3bn (4%) to £135.3bn.

The mix of the Group's gross lending portfolio at the period-end is summarised in the following table:

Classification of loans and advances*

	As at 30.06.2004 %	As at 30.06.2003 %	31.1
Energy	**1**	1	
Manufacturing industry	**2**	2	
Construction & property	**11**	9	
Hotels, restaurants and wholesale and retail trade	**3**	3	
Transport, storage and communication	**2**	2	
Financial	**4**	3	
Other services	**6**	6	
Individuals:			
Residential Mortgages	**60**	61	
Other Personal	**7**	7	
Overseas residents	**4**	6	

Total	**100**	100

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deduc returnable finance, residential mortgages would account for 63% of the total portfolio.

(Page 50)

Bad Debt Provisions & Non-performing Assets

	Specific £m	General £m
At 1 January 2004	1,460	792
Amounts written off during the half year	(402)	
Disposals and transfers	6	
Charge for the half year	551	27
Recoveries of amounts previously written off	14	
Exchange movements	(8)	(7)
At 30 June 2004	**1,621**	**812**

The customer lending figures used within the calculations of credit quality ratios below are before deduc securitised assets.

The total charge for bad and doubtful debts against Group profits was £578m (June 2003 £499m) repre 0.20% of average customer lending (June 2003 0.20%). Within this, the charge for specific provisions inc 20% to £551m (June 2003 £460m), representing 0.19% of average customer lending (June 2003 0.18% general provision charge for the half year amounted to £27m (June 2003 £39m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	As at 30.06.2004		As at 30.06.2003		As at 31.12	
	£m	**As % of customer advances**	£m	As % of customer advances	£m	As cus adv.
Specific Provisions	**1,621**	**0.54**	1,381	0.52	1,460	
General Provisions	**812**	**0.27**	751	0.29	792	
	2,433	**0.81**	2,132	0.81	2,252	

Non-performing assets (NPAs) as a % of year end customer advances and provisions and interest in suspen % of NPAs are analysed between Retail residential mortgages and other advances in the following table:

	Customer advances £bn	**NPAs £m**	**NPAs as % of customer advances %**	**Provisions and interest in suspense £m**	**Provi and int in susp as % of**
As at 30 June 2004					
Retail residential mortgages	**184.7**	**2,212**	**1.20**	**416**	
Other advances	**114.4**	**3,005**	**2.63**	**2,166**	
Total	**299.1**	**5,217**	**1.74**	**2,582**	

As at 31 December 2003

Other advances	107.7	2,895	2.69	1,993
Total	283.5	4,951	1.75	2,400

(Page 51)

The cumulative provisions and interest in suspense, which are deducted from advances in the balance together with their percentage cover of NPAs are as follows:

	As at 30.06.2004		As at 30.06.2003		As at 31.12.	
	£m	**As % of NPAs**	£m	As % of NPAs	£m	A
Specific provisions	**1,621**	**31**	1,381	29	1,460	
General provisions	**812**	**15**	751	16	792	
Interest in suspense	**149**	**3**	148	3	148	
Total	**2,582**	**49**	2,280	48	2,400	

(Page 52)

Capital Structure

Regulatory Capital	As at 30.06.2004 £m	As at 30.06.2003 £m	31.1:
Risk Weighted Assets			
On balance sheet	**207,083**	187,865	19
Off balance sheet	**14,855**	16,396	1
Total Risk Weighted Assets	**221,938**	204,261	21
Tier 1			
Share capital	**1,373**	1,359	
Eligible reserves	**15,330**	13,541	1
Minority interests (equity)	**507**	664	
Minority and other interests (non-equity):			
Preferred securities	**2,687**	2,447	
Preference shares	**198**	198	
Less: goodwill	**(2,187)**	(1,899)	(
Total tier 1 capital	**17,908**	16,310	1
Tier 2			
Undated subordinated debt	**5,374**	3,550	
Dated subordinated debt	**7,238**	6,890	
General provisions	**783**	730	
Total tier 2 capital	**13,395**	11,170	1
Supervisory deductions			
Unconsolidated investments – Life	**(4,404)**	(4,027)	(
Unconsolidated investments – Other	**(519)**	(292)	
Investments in other banks and other deductions	**(430)**	(271)	
Total supervisory deductions	**(5,353)**	(4,590)	(
Total regulatory capital	**25,950**	22,890	2
Tier 1 capital ratio (%)	**8.1**	8.0	
Total capital ratio (%)	**11.7**	11.2	

Total regulatory capital increased during the half year from £23,868m to £25,950m.

The issue of US$750m of innovative tier 1 securities in June 2004 raised £411m of capital, £334m of which is incl Tier 1 with £77m included in Tier 2. Tier 1 capital was strengthened by retained earnings, some shareholders ele receive their 2003 final dividend in the form of shares and the exercise of share options. Tier 2 capital was in during the year by undated subordinated debt issues of €750m and €500m in March 2004 and a dated subordinat issue of €500m in May 2004. In sterling equivalent terms at end June 2004, these new issues totalled £1.2bn. The in Tier 1 and Tier 2 capital is partially offset by exchange rate fluctuations and amortisation of dated subordinated d

In February 2004, HBOS plc issued US$500m of dated subordinated debt to replace US$500m held by Halifax pl was called in April 2004.

Securitised loans not included within risk weighted assets increased by £6.1bn in March 2004 following a further m loan securitisation.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking gı regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital Andrew's Group. Total deductions increased from £5,100m to £5,353m mainly as a result of increases in the em value of life policies held.

(Page 53)

International Accounting Standards

The Group continues to make good progress towards the transition to International Accounting Standards ai the past few months has moved from the planning and development phase of the project into the delivery systems, process and reporting changes required to be fully compliant by 1 January 2005.

In common with our peers, the International Accounting Standards that will have the most impact on the Gr(IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recogniti Measurement'. Both standards have yet to be endorsed by the European Commission and therefore there r a degree of uncertainty over the timing of any implementation of these standards.

Accounting for Life Assurance business

On 21 July 2004, the Accounting Standards Board ("ASB") issued Financial Reporting Exposure Draft 34 contains proposals to change the accounting for life assurance businesses. If adopted as a final acc standard, the ASB intends that the proposals contained in FRED 34 would apply to December 2004 year-end Group's full year results may therefore be affected by developments in this area.

Accounting Developments

In view of the changes in accounting from 1 January 2005 (or earlier under the ASB's Life Assurance acc proposals), HBOS intends to provide guidance of the likely impact of such changes on future financial report far as is possible) in December 2004 when the position regarding the progress of key standards should be cle

(Page 54)

Accounting Policies

The Group's accounting policies are unchanged from those stated in the 2003 Annual Report and Accounts.

The comparative figures at 30 June 2003 have been restated to reflect the impact at that date of the ch policy at 31 December 2003 to reclassify Own Shares.

At 30 June 2003, own shares held for the purpose of satisfying obligations arising from certain share compensation schemes amounted to £16m. Previously, these were presented within other assets wit consolidated balance sheet. Own shares held by the long term assurance business policyholders' fund amou £40m. Previously, these were presented within long term assurance assets attributable to policyholders wi consolidated balance sheet. In accordance with UITF Abstract 37 "Purchases and sales of own shares" an Abstract 38 "Accounting for ESOP trusts" these shares have been reclassified and are now shown withi reserves as a deduction from Shareholders' Funds.

Consolidated Profit & Loss Account

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.1:
Interest receivable				
Interest receivable and similar income arising from debt securities	**336**	357	292	
Other interest receivable	**9,616**	8,372	9,206	1
	9,952	8,729	9,498	1
Interest payable	**(7,102)**	(6,081)	(6,687)	(1
Net interest income	**2,850**	2,648	2,811	
Fees and commissions receivable	**1,356**	1,211	1,375	
Fees and commissions payable	**(457)**	(382)	(465)	
Dealing profits	**105**	70	102	
General insurance premium income	**240**	171	189	
Income from long-term assurance business	**253**	216	309	
Other operating income	**449**	332	359	
Net operating income (all from continuing operations) (Note 1)	**4,796**	4,266	4,680	
Administrative expenses (Note 2)	**(1,621)**	(1,614)	(1,749)	(
Depreciation and amortisation				
Tangible fixed assets	**(151)**	(138)	(145)	
Operating lease assets	**(203)**	(159)	(185)	
Goodwill amortisation	**(52)**	(46)	(51)	
Operating expenses	**(2,027)**	(1,957)	(2,130)	(
General insurance claims	**(86)**	(42)	(57)	
Provisions for bad and doubtful debts (Note 3)	**(578)**	(499)	(526)	(
Amounts written off fixed asset investments	**(7)**	(9)	(20)	
Operating profit (all from continuing operations)	**2,098**	1,759	1,947	
Before exceptional items	**2,120**	1,803	2,022	
Exceptional items (Note 4)	**(22)**	(44)	(75)	
Share of operating profits of joint ventures	**17**	11	20	
Share of operating profits of other associated undertakings	**23**	11	18	
Profit on sale of fixed assets (Note 5)	**23**			
Profit on ordinary activities before taxation	**2,161**	1,781	1,985	
Before exceptional items	**2,183**	1,825	2,060	
Exceptional items (Note 4)	**(22)**	(44)	(75)	
Tax on profit on ordinary activities (Note 6)	**(625)**	(516)	(575)	(
Profit on ordinary activities after taxation	**1,536**	1,265	1,410	
Before exceptional items	**1,552**	1,296	1,463	

Exceptional items (Note 4)	**(16)**	(31)	(53)
Minority interests:			
(equity)	**(19)**	(29)	(38)
(non-equity)	**(80)**	(73)	(83)
Profit attributable to Shareholders	**1,437**	1,163	1,289
Dividends			
Ordinary	**420**	392	791
Preference	**19**	19	18
Retained profit	**998**	752	480
Underlying earnings per share	**38.7p**	32.4p	36.1p
Basic earnings per share	**36.9p**	30.3p	33.3p
Diluted earnings per share	**36.7p**	30.1p	33.1p

It is estimated that Group profit on ordinary activities before taxation and retained profit of the half year calculated solely on a historical c would not differ materially from those stated in the consolidated profit and loss account above.

(Page 56)

Consolidated Balance Sheet

Assets	As at 30.06.2004 £m	As at 30.06.2003 Restated £m	31.12.:
Cash and balances at central banks	**1,158**	1,147	1
Items in course of collection	**969**	1,361	
Treasury bills and other eligible bills	**4,771**	8,093	8
Loans and advances to banks	**16,514**	12,603	15
Loans and advances to customers	**299,072**	263,408	283,
Less: non-returnable finance	**(22,554)**	(12,931)	(17,
	276,518	250,477	266
Debt securities	**52,088**	47,420	51
Equity shares	**238**	231	
Interest in joint ventures			
Share of gross assets	**4,815**	4,119	4,
Share of gross liabilities	**(4,545)**	(3,871)	(4,
	270	248	
Interest in other associated undertakings	**205**	191	
Intangible fixed assets	**1,618**	1,507	1
Tangible fixed assets	**1,657**	1,683	1
Operating lease assets	**3,025**	2,824	2
Other assets	**7,893**	9,060	7
Prepayments and accrued income	**2,203**	1,437	1
Long term assurance business attributable to shareholders	**4,155**	3,716	3
	373,282	341,998	364
Long term assurance assets attributable to policyholders	**46,699**	40,165	43
Total Assets	**419,981**	382,163	408
Liabilities			
Deposits by banks	**33,191**	41,712	40
Customer accounts	**186,988**	161,333	173
Debt securities in issue	**102,120**	91,817	99
Notes in circulation	**773**	731	
Corporate & deferred taxation	**1,145**	1,045	1
Dividends payable	**435**	408	
Other liabilities	**10,208**	11,068	11
Accruals and deferred income	**5,010**	4,543	4
Other provisions	**205**	217	
Subordinated liabilities			
Dated loan capital	**7,724**	7,427	7,
Undated loan capital	**5,871**	4,048	5,
	13,595	11,475	12

353,670	324,349	346

(Page 57)

Consolidated Balance Sheet (Continued)

Capital and Reserves	As at 30.06.2004 £m	As at 30.06.2003 Restated £m	31.12

Called up share capital			
Ordinary shares	**973**	959	
Preference shares (non-equity)	**400**	400	
	1,373	1,359	
Share premium account	**1,384**	1,296	
Other reserves	**483**	449	
Profit and loss account	**13,429**	11,694	1
Shareholders' funds (including non-equity interests)	**16,669**	14,798	1
Minority interests (equity)	**246**	461	
Minority and other interests (non-equity)	**2,662**	2,350	
	19,577	17,609	1
	373,247	341,958	36
Long term assurance liabilities attributable to policyholders	**46,734**	40,205	4
Total Liabilities	**419,981**	382,163	40

Memorandum Items

Contingent Liabilities			
Acceptances and endorsements	**53**	117	
Guarantees and assets pledged as collateral security	**4,131**	3,138	
	4,184	3,255	
Commitments			
Other commitments	**77,929**	65,038	6

Reconciliation of Shareholders' Funds

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 Restated £m	31.12
Profit attributable to shareholders	**1,437**	1,163	
Dividends	**(439)**	(411)	(
Other recognised gains and losses	**7**	9	
Dividends retained on account of share dividends	**235**	302	
Decrease/(increase) in own shares	**14**	(6)	
Release relating to the cost of employee options granted under company share ownership plans		5	
Share scheme costs taken to reserves	**(2)**		
Ordinary capital subscribed	**49**	17	
	1,301	1,079	
Shareholders' Funds at 1 January	**15,368**	13,719	1
Shareholders' Funds at 30 June/31 December	**16,669**	14,798	1
Of which:			
Attributable to non-equity interests	**400**	400	
Attributable to equity interests	**16,269**	14,398	1
	16,669	14,798	1

Consolidated Statement of Total Recognised Gains and Losses

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	31.12
Profit attributable to shareholders	**1,437**	1,163	
Revaluation of investment property			
Exchange translation and other movements	**7**	9	
Total Recognised Gains and Losses in the period	**1,444**	1,172	

Consolidated Cash Flow Statement

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	31.12
Net cash inflow from operating activities (Note 7)	**2,196**	11	7

Dividends received from joint ventures	**11**	14	
Dividends received from associated undertakings	**6**	2	
Returns on investments and servicing of finance	**(487)**	(365)	
Taxation	**(408)**	(223)	
Capital expenditure and financial investment	**(4,199)**	(1,335)	(6
Acquisitions and disposals	**(10)**	(157)	
Equity dividends paid	**(556)**	(436)	
Net cash outflow before financing	**(3,447)**	(2,489)	(1
Financing	**1,453**	2,812	4
(Decrease)/increase in cash	**(1,994)**	323	3

(Page 59)

Notes on the Accounts

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.12
1. Net Operating Income				
Net operating income includes:				
Mortgage incentives	**(712)**	(598)	(728)	(1
Interest payable on subordinated liabilities	**(388)**	(304)	(346)	(
Finance lease rental income	**423**	317	476	
Operating lease rental income	**305**	252	289	
Profit on sale of investment securities	**68**	32	11	
Dividend income from equity shares	**6**	5	3	
2. Administrative Expenses (excluding exceptional items)				
Administrative expenses includes:				
Staff costs	**912**	842	913	1
Property rentals	**71**	64	81	
Hire of equipment	**20**	15	20	

Provisions for Bad and Doubtful Debts

3.

Provisions for bad and doubtful debts comprises:				
Specific	**551**	460	484	
General	**27**	39	42	
	578	499	526	1

Notes on the Accounts (Continued)

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Half year ended 31.12.2003 £m	31.12

4. Exceptional Items

Included within administrative expenses, exceptional costs have been charged as follows:

HBOS merger integration costs	**22**	44	75
Tax effect	**(6)**	(13)	(22)
	16	31	53

HBOS merger integration costs cover the cost of integrating and reorganising Bank of Scotland Gro and Halifax Group following merger.

5. Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising in the period to 30 June 2004 disposal of cash machines situated in locations remote from the Group's bank branches. As part disposal, an element of the consideration is deferred and is receivable subject to the achievem certain performance criteria. None of this deferred consideration has been recognised in the perioc June 2004.

6. Taxation

The tax charge for the half year of £625m (2003 £516m) represents 28.9% (2003 29.0%) of profit tax compared with a UK corporation tax rate applicable to the half year of 30% (2003 30%). The eff rate is lower than the UK corporation tax rate mainly due to the net effect of lower tax rates overse interest deductible on Innovative Tier 1 Securities.

Notes on the Accounts (Continued)

		Half year ended 30.06.2004	Half year ended 30.06.2003	31.1
		£m	£m	
7.	**Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities**			
	Group operating profit	**2,121**	1,759	[illegible]
	(Increase)/decrease in prepayments and accrued income	**(316)**	24	
	Increase in accruals and deferred income	**36**	12	
	Provision for bad and doubtful debts	**578**	499	1
	Depreciation and goodwill amortisation	**406**	343	
	Amortisation of premiums/(discounts) on debt securities	**1**	10	
	Income from long term assurance business	**(253)**	(216)	
	Interest on subordinated liabilities	**387**	304	
	Profits on sale of investment securities	**(68)**	(32)	
	Profits on sale of fixed assets	**(23)**	(8)	
	Provisions utilised	**(52)**	(86)	
	Provisions for liabilities and charges	**52**	72	
	Provision against debt securities and equity shares	**7**	9	
	Exchange differences and other non cash movements	**230**	171	
	Net cash inflow from trading activities	**3,106**	**2,861**	**6**
	Net decrease in notes in circulation	**(41)**	(90)	
	Net (increase)/decrease in items in course of collection	**(115)**	(268)	
	Net decrease/(increase) in treasury and other eligible bills	**3,293**	(2,129)	(2
	Net increase in loans and advances to banks and customers	**(13,051)**	(16,834)	(34
	Net increase in deposits by banks and customer accounts	**5,918**	7,187	18
	Net increase in debt securities in issue	**2,262**	11,046	19
	Net increase in other assets	**(291)**	(1,607)	
	Net (decrease)/increase in other liabilities	**(1,552)**	2,113	2
	Net decrease/(increase) in debt securities	**2,667**	(2,268)	(2
	Net cash inflow from operating activities	**2,196**	**11**	[illegible]

accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The stε accounts for HBOS plc for the year ended 31 December 2003 have been filed with the Regis Companies for Scotland. The Auditors have reported on those accounts; their report was unqu and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

(Page 62)

Independent Review Report by KPMG Audit Plc to HBOS plc

Introduction

We have been engaged by the company to review the financial information set out on pages 54 to 61 and w read the other information contained in the Interim Results 2004 Stock Exchange Announcement ("Interim F and considered whether it contains any apparent misstatements or material inconsistencies with the fi information.

This report is made solely to the company in accordance with the terms of our engagement to assist the com meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been und so that we might state to the company those matters we are required to state to it in this report and for n purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other tl company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and ha approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance v Listing Rules which require that the accounting policies and presentation applied to the interim figures sh consistent with those applied in preparing the preceding annual accounts except where they are to be cha the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim fi information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists princi making enquiries of group management and applying analytical procedures to the financial informati underlying financial data and, based thereon, assessing whether the accounting policies and presentatio been consistently applied unless otherwise disclosed. A review is substantially less in scope than a performed in accordance with Auditing Standards and therefore provides a lower level of assurance than ar Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the fi information as presented for the six months ended 30 June 2004.

KPMG Audit Plc

Chartered Accountants

Edinburgh

27 July 2004

(Page 63)

Share Dividend Alternative

Shareholders are again being offered new shares as an alternative to cash in respect of the interim dividend. Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new o shares need take no action, as they will automatically receive new ordinary shares in respect of the interim di of 10.8p per ordinary share for the year ending 31 December 2004. Shareholders who have not already comp Mandate Form and also wish to participate in the Share Dividend Plan in respect of the interim dividend are r to complete and return a Mandate Form to our Registrars – Computershare Investor Services PLC, PO Bo: The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS pl Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Timetable and Contacts

Expected Timetable

28 July 2004	Announcement of Interim Results
11 August 2004	Ordinary Shares quoted ex-dividend
11-17 August 2004	Period over which the Reference Price* will be calculated
13 August 2004	Record Date for the interim dividend 2004 (and for Share Dividend Alte entitlements)
16 September 2004	Final date for receipt of Mandate Forms to receive the Share Dividend Alte for the interim dividend for 2004 – the 'Return Date'
21 October 2004	New Ordinary Share certificates or CREST entitlement statements posted
22 October 2004	HBOS plc Ordinary Share dividend payment, CREST accounts to be credit new Ordinary Shares. First day of dealing in new Ordinary Shares
30 November 2004	HBOS plc Preference Shares dividend payment
2 March 2005	Announcement of Preliminary Results

*The Reference Price of the new Ordinary Shares will be available from Wednesday 18 August 2004 on our website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Contacts

Investor Relations

Charles Wycks
Director of Investor Relations
(0131) 243 5509
(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations

(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

Regulatory Announcement

Go to market news section

Company	HBOS PLC
TIDM	HBOS
Headline	Interim Results - Part 2 of 2
Released	07:00 28-Jul-04
Number	2933B

RNS Number:2933B
HBOS PLC
27 July 2004

PART 2 OF 2

(Page 43)

Financial Review

Group profit before tax increased by £358m to £2,183m before charging exceptional costs of £22m relating to the merger of the Bank of Scotland and Halifax plc to create HBOS.

	Half year ended 30.06.2004 £m	Half year 30.C
Group profit before tax	2,161	
Add back merger integration costs	22	
Group profit before tax and exceptional items	2,183	

Divisional financial performance can be summarised as follows:

Half Year ended 30 June 2004	Retail Banking £m	Corporate Banking £m	Treasury £m	Insurance Investmer £
Net interest income	1,798	730	85	38
Non-interest income	479	676	104	587
Net operating income	2,277	1,406	189	625
Operating expenses(i)	(1,026)	(519)	(52)	(125
General insurance claims				(86
Amounts written off fixed asset investments		(6)		
Operating profit before provisions(1)	1,251	881	137	414
Provisions for bad & doubtful debts				
Specific	(295)	(241)		
General	(25)			
Share of profits/(losses) of associates and joint ventures	18	27		(6
Profit on sale of fixed assets	23			

Half Year ended 30 June 2003				
Group profit before tax and exceptional items	827	514	109	389
Increase in Group profit before tax and exceptional items	18%	30%	26%	5%

(i) Excluding exceptional items.

Group profit before tax and exceptional items for the first half of 2004 at £2,183m is 20% higher than the first half of 2003. Asset led growth in net interest income with non-interest income 20% higher than the first half of 2003 together with tight cost control are the key drivers for profit growth.

Basic earnings per share increased by 22% to 36.9p (2003 30.3p). Underlying earnings per share before exceptional items and goodwill amortisation rose 19% to 38.7p (2003 32.4p) and the proposed interim dividend is 10.8p, which is 5% higher than the previous financial year. The interim dividend will be paid on 22 October 2004 to shareholders on the register at the close of business on 13 August 2004.

Ordinary shareholders are being offered the choice of electing under the Share Dividend Plan to receive the whole of their 2004 interim dividend in new ordinary shares credited as fully paid instead of cash.

Post Tax Return on Mean Equity

Group post tax return on mean equity increased to 18.6% for the half year ended 30 June 2004 from 17.2%. Group post tax return on mean equity is calculated by dividing profit attributable to ordinary shareholders before exceptional items by the monthly average of equity shareholders' funds.

	Half year ended 30.06.2004 £m	Half e 30.06. Restate
Post tax return		
Profit attributable to ordinary shareholders	1,418	1
Exceptional items	16	
	1,434	1
Mean Equity	15,515	13
	%(ii)	%
Post tax return on mean equity	18.6	
Short term fluctuations in investment returns and		

	0.5
Group Target post tax return on mean equity	19.1
Amortisation of goodwill	0.7
Post tax return on mean equity excluding amortisation of goodwill	
	19.8

(i) Restated to reflect the adoption of UITF Abstract 37 and UITF Abstract 38.

(ii) Annualised

The Group's Target ROE, which excludes the impact of short term fluctuations on investment returns and changes to economic assumptions in our investment businesses for the first half year 2004 increased to 19.1% compared to 17.4% for the same period last year. After allowing for the estimated reduction in profit arising from the commencement of household insurance underwriting, Group Target ROE for the first half of 2004 would have been 19.4%.

(Page 45)

Group Net Interest Income

Group net interest income, increased by £202m to £2,850m. The growth in net interest income reflects strong asset growth partly offset by a decline in Group net interest margin reflecting higher wholesale funding costs, movements in product mix and proportionately lower earnings on capital.

	Half year ended 30.06.2004 £m	Half e 30.06.
Interest receivable	9,952	8,
Interest payable	(7,102)	(6,
Net interest income	2,850	2,
Average balances*		
Interest earning assets		
- Loans and advances	286,505	255,
- Securities and other liquid assets	34,146	28,
	320,651	283,
- Securitised assets	20,513	9,
	341,164	293,
Net interest margin	1.68%	1

linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance, the net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance. Trading assets within treasury operations are excluded from the net interest margin calculation.

(Page 46)

Non-interest Income

Non-interest income increased by 20% to £1,946m. Net fees and commissions increased by 8% with strong performances from both Retail and Corporate. General insurance premium income was higher due to the commencement of household insurance underwriting; this was partly offset by a loss of commissions previously received as an introducer of such business. Income from long term assurance business was 17% higher than June 2003 despite being adversely impacted by negative short-term fluctuations in investment returns of £61m (2003 £17m).

	Half year ended 30.06.2004 £m	Half ye end 30.06.20
Fees and commissions receivable	1,356	1,21
Fees and commissions payable	(457)	(38
Dealing profits	105	7
General insurance premium income	240	17
Income from long term assurance business	253	21
Other operating income:		
Profit on sale of investment securities	68	3
Operating lease rental income	305	25
Other	76	4
Non-interest Income	1,946	1,61

Operating Expenses

The Group cost:income ratio improved from 42.1% to 38.9%.

	Half year ended 30.06.2004 £m	Half ye end 30.06.20
Operating expenses	2,027	1,95
Exceptional items	(22)	(4
	2,005	1,91
Goodwill amortisation	(52)	(4
Operating lease depreciation	(203)	(15
Underlying operating expenses	1,750	1,70
Net operating income	4,796	4,26

General insurance claims	(86)	(4
Operating lease depreciation	(203)	(15
Underlying operating income	4,500	4,05
Cost:income ratio	38.9%	42.

Tight cost control restricted growth in underlying operating expenses to 2%. Compared with the second half of 2003, underlying operating expenses decreased 4%. We are very confident that for the year as a whole, the growth in underlying operating expenses will be contained within our target of 5%.

(Page 47)

	Half year ended 30.06.2004 £m	Half ye end 30.06.20
Staff	912	8
Accommodation, repairs and maintenance	177	1
Technology	112	1
Marketing and communication	171	1
Depreciation:		
Tangible fixed assets	151	1
Operating lease assets	203	1
Goodwill amortisation	52	
Other	227	1
Total*	2,005	1,9

* Excluding exceptional items of £22m (Six months ended 30 June 2003 £44m; Six months ended 31 December 2003 £75m; Year ended 31 December 2003 £119m).

Operating expenses, excluding exceptional items, increased by £92m to £2,005m. This reflects an increase in operating lease depreciation and the full six months impact of the additional pension charge in respect of the triennial valuation of the Halifax Retirement Fund on 31 March 2003. The increase in staff costs is offset by a decrease in technology costs, following the insourcing of certain IT operations in the second half of 2003. The increase in goodwill amortisation is mainly attributable to the acquisition of the BankWest minority interest which completed in September 2003.

Group Items

Group Items principally comprise the gross expenses of managing the Group, including technology so far as it is not devolved to divisions, accommodation and other shared services such as cheque clearing, mailing etc. The costs of technology, accommodation and other shared services (other than those borne directly by Group functions) are subsequently recharged to divisions according to their usage and are shown under the operating expense analysis for each division. The net cost of Group items increased by £18m, including £6m increase in goodwill amortisation and additional costs relating to the implementation of International Accounting Standards and the new Prudential Sourcebook. The reduction in technology spend reflects the insourcing of certain IT operations.

	Half year ended 30.06.2004 £m	Half ye end 30.06.20
Staff	108	
Accommodation, repairs and maintenance	155	1
Technology	50	1
Marketing and communication	34	
Depreciation	99	
Goodwill amortisation	52	
Other	54	
Sub Total	552	5
Less Recharges		
Technology	(169)	(18
Accommodation, repairs and maintenance	(145)	(12
Other shared services	(88)	(7
Total	150	13

(Page 48)

Share of Operating Profit/(Loss) of Joint Ventures and Other Associated Undertakings

Included within the share of operating profit/(loss) of joint ventures and other associated undertakings are the following items:

	Half year ended 30.06.2004 £m	Half ye end 30.06.20
Lex Vehicle Leasing*	9	
Centrica Personal Finance	8	
RFS	3	
esure	1	(
Sainsbury's Bank	6	
Other	13	
Total	40	2

* After charging goodwill amortisation.

Merger Synergies

The run rate of merger synergies at 30 June 2004 is estimated at £807m, exceeding our stated target of £800m approximately six months early. Therefore, we will not, in the future, be reporting on merger synergies.

Exceptional costs of £22m associated and necessary in achieving the synergies and benefits were charged in the first half of 2004. £119m was charged in 2003, £153m in 2002, £132m in 2001 and, in total, we expect to incur costs of around £450m by the end of this year.

(Page 49)

Balance Sheet Analysis

As at 30 June 2004	Retail Banking £bn	Corporate Banking £bn	Treasury £bn	Interr
Loans & advances to customers	200.5	75.3	4.4	
Less: non-returnable finance	(21.1)	(1.4)		
	179.4	73.9	4.4	
Bad debt provisions including interest in suspense				
Specific	1.0	0.5		
General	0.5	0.4		
Loans & advances to customers (before provisions)	180.9	74.8	4.4	
Total risk weighted assets	102.5	88.9	11.9	
Total customer deposits	123.8	33.0	21.9	

*Includes risk weighted assets of £1.0bn (December 2003 £1.1bn) attributable to Insurance & Investment.

Loans and advances to customers increased by 6% to £299.1bn from 31 December 2003. During the first half of the year non-returnable finance increased by £5.5bn due to a £6.1bn mortgage securitisation in March 2004 partly offset by repayments. Within Retail Banking, loans and advances increased by 5% and Corporate Banking advances grew 4%. Customer deposits grew £13.5bn (8%) to £187.0bn and wholesale funding (excluding securitisation) decreased by £5.3bn (4%) to £135.3bn.

The mix of the Group's gross lending portfolio at the period-end is summarised in the following table:

Classification of loans and advances*

	30.
Energy	
Manufacturing industry	
Construction & property	
Hotels, restaurants and wholesale and retail trade	
Transport, storage and communication	
Financial	
Other services	
Individuals:	
Residential Mortgages	
Other Personal	
Overseas residents	
Total	

* The classification of loans and advances follows the statutory analysis and is shown net of non-returnable finance. Before deducting non-returnable finance, residential mortgages would account for 63% of the total portfolio.

(Page 50)

Bad Debt Provisions & Non-performing Assets

	Specific £m
At 1 January 2004	1,460
Amounts written off during the half year	(402)
Disposals and transfers	6
Charge for the half year	551
Recoveries of amounts previously written off	14
Exchange movements	(8)
At 30 June 2004	1,621

The customer lending figures used within the calculations of credit quality ratios below are before deduction of securitised assets.

The total charge for bad and doubtful debts against Group profits was £578m (June 2003 £499m) representing 0.20% of average customer lending (June 2003 0.20%). Within this, the charge for specific provisions increased 20% to £551m (June 2003 £460m), representing 0.19% of average customer lending (June 2003 0.18%). The general provision charge for the half year amounted to £27m (June 2003 £39m).

Closing provisions as a % of period end customer advances are analysed in the following table:

	As at 30.06.2004		As at 30.06.20	
	£m	As % of customer advances	£m	As % custom advanc
Specific Provisions	1,621	0.54	1,381	0.5
General Provisions	812	0.27	751	0.2
	2,433	0.81	2,132	0.8

Non-performing assets (NPAs) as a % of year end customer advances and provisions and interest in suspense as a % of NPAs are analysed between Retail residential mortgages and other advances in the following table:

	Customer advances	NPAs	NPAs as % of customer advances	P

As at 30 June 2004			
Retail residential mortgages	184.7	2,212	1.20
Other advances	114.4	3,005	2.63
Total	299.1	5,217	1.74
As at 31 December 2003			
Retail residential mortgages	175.8	2,056	1.17
Other advances	107.7	2,895	2.69
Total	283.5	4,951	1.75

(Page 51)

The cumulative provisions and interest in suspense, which are deducted from advances in the balance sheet, together with their percentage cover of NPAs are as follows:

	As at 30.06.2004		As at 30.06.2003	
		As % of		As % of
	£m	NPAs	£m	NPAs
Specific provisions	1,621	31	1,381	29
General provisions	812	15	751	16
Interest in suspense	149	3	148	3
Total	2,582	49	2,280	48

(Page 52)

Capital Structure

Regulatory Capital	As a
	30.06.200
	£
Risk Weighted Assets	
On balance sheet	207,083
Off balance sheet	14,855
Total Risk Weighted Assets	221,938

Tier 1	
Share capital	1,373
Eligible reserves	15,330
Minority interests (equity)	507
Minority and other interests (non-equity):	
Preferred securities	2,687

Less: goodwill	(2,187
Total tier 1 capital	17,908
Tier 2	
Undated subordinated debt	5,374
Dated subordinated debt	7,238
General provisions	783
Total tier 2 capital	13,395
Supervisory deductions	
Unconsolidated investments - Life	(4,404
Unconsolidated investments - Other	(519
Investments in other banks and other deductions	(430
Total supervisory deductions	(5,353
Total regulatory capital	25,950
Tier 1 capital ratio (%)	8.1
Total capital ratio (%)	11.7

Total regulatory capital increased during the half year from £23,868m to £25,950m.

The issue of US$750m of innovative tier 1 securities in June 2004 raised £411m of capital, £334m of which is included in Tier 1 with £77m included in Tier 2. Tier 1 capital was strengthened by retained earnings, some shareholders electing to receive their 2003 final dividend in the form of shares and the exercise of share options. Tier 2 capital was increased during the year by undated subordinated debt issues of €750m and €500m in March 2004 and a dated subordinated debt issue of €500m in May 2004. In sterling equivalent terms at end June 2004, these new issues totalled £1.2bn. The growth in Tier 1 and Tier 2 capital is partially offset by exchange rate fluctuations and amortisation of dated subordinated debt.

In February 2004, HBOS plc issued US$500m of dated subordinated debt to replace US$500m held by Halifax plc which was called in April 2004.

Securitised loans not included within risk weighted assets increased by £6.1bn in March 2004 following a further mortgage loan securitisation.

Supervisory deductions mainly reflect investments in subsidiary undertakings that are not within the banking group for regulatory purposes. Deductions are made for the investments in Clerical Medical, St. James's Place Capital and St. Andrew's Group. Total deductions increased from £5,100m to £5,353m mainly as a result of increases in the embedded value of life policies held.

(Page 53)

International Accounting Standards

The Group continues to make good progress towards the transition to International Accounting Standards and over the past few months has moved from the planning and development phase of the project into the delivery of the systems, process and reporting changes required to be fully compliant by 1 January 2005.

In common with our peers, the International Accounting Standards that will have the most impact on the Group are IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. Both standards have yet to be endorsed by the European Commission and therefore there remains a degree of uncertainty over the timing of any implementation of these standards.

Accounting for Life Assurance business

On 21 July 2004, the Accounting Standards Board ("ASB") issued Financial Reporting Exposure Draft 34 which contains proposals to change the accounting for life assurance businesses. If adopted as a final accounting standard, the ASB intends that the proposals contained in FRED 34 would apply to December 2004 year-ends. The Group's full year results may therefore be affected by developments in this area.

Accounting Developments

In view of the changes in accounting from 1 January 2005 (or earlier under the ASB's Life Assurance accounting proposals), HBOS intends to provide guidance of the likely impact of such changes on future financial reporting (so far as is possible) in December 2004 when the position regarding the progress of key standards should be clearer.

(Page 54)

Accounting Policies

The Group's accounting policies are unchanged from those stated in the 2003 Annual Report and Accounts.

The comparative figures at 30 June 2003 have been restated to reflect the impact at that date of the change in policy at 31 December 2003 to reclassify Own Shares.

At 30 June 2003, own shares held for the purpose of satisfying obligations arising from certain share based compensation schemes amounted to £16m. Previously, these were presented within other assets within the consolidated balance sheet. Own shares held by the long term assurance business policyholders' fund amounted to £40m. Previously, these were presented within long term assurance assets attributable to policyholders within the consolidated balance sheet. In accordance with UITF Abstract 37 "Purchases and sales of own shares" and UITF Abstract 38 "Accounting for ESOP trusts" these shares have been reclassified and are now shown within other reserves as a deduction from Shareholders' Funds.

(Page 55)

Consolidated Profit & Loss Account

Half year Ha

	£m	
Interest receivable		
Interest receivable and similar income arising from debt securities	336	
Other interest receivable	9,616	
	9,952	
Interest payable	(7,102)	(
Net interest income	2,850	
Fees and commissions receivable	1,356	
Fees and commissions payable	(457)	
Dealing profits	105	
General insurance premium income	240	
Income from long-term assurance business	253	
Other operating income	449	
Net operating income (all from continuing operations) (Note 1)	4,796	
Administrative expenses (Note 2)	(1,621)	(
Depreciation and amortisation		
Tangible fixed assets	(151)	
Operating lease assets	(203)	
Goodwill amortisation	(52)	
Operating expenses	(2,027)	(
General insurance claims	(86)	
Provisions for bad and doubtful debts (Note 3)	(578)	
Amounts written off fixed asset investments	(7)	
Operating profit (all from continuing operations)	2,098	
Before exceptional items	2,120	
Exceptional items (Note 4)	(22)	
Share of operating profits of joint ventures	17	
Share of operating profits of other associated undertakings	23	
Profit on sale of fixed assets (Note 5)	23	
Profit on ordinary activities before taxation	2,161	
Before exceptional items	2,183	
Exceptional items (Note 4)	(22)	
Tax on profit on ordinary activities (Note 6)	(625)	
Profit on ordinary activities after taxation	1,536	
Before exceptional items	1,552	
Exceptional items (Note 4)	(16)	
Minority interests:		
(equity)	(19)	
(non-equity)	(80)	
Profit attributable to Shareholders	1,437	
Dividends		
Ordinary	420	
Preference	19	
Retained profit	998	
Underlying earnings per share	38.7p	
Basic earnings per share	36.9p	
Diluted earnings per share	36.7p	

It is estimated that Group profit on ordinary activities before taxation and retained profit of the half year calculated solely on a historical cost basis would not differ materially from those stated in the consolidated profit and loss account above.

(Page 56)

Consolidated Balance Sheet

	As a
Assets	30.06.200
	£
Cash and balances at central banks	1,15
Items in course of collection	96
Treasury bills and other eligible bills	4,77
Loans and advances to banks	16,51
Loans and advances to customers	299,07
Less: non-returnable finance	(22,55
	276,51
Debt securities	52,08
Equity shares	23
Interest in joint ventures	
Share of gross assets	4,81
Share of gross liabilities	(4,54
	27
Interest in other associated undertakings	20
Intangible fixed assets	1,61
Tangible fixed assets	1,65
Operating lease assets	3,02
Other assets	7,89
Prepayments and accrued income	2,20
Long term assurance business attributable to shareholders	4,15
	373,28
Long term assurance assets attributable to policyholders	46,69
Total Assets	419,98
Liabilities	
Deposits by banks	33,19
Customer accounts	186,98
Debt securities in issue	102,12
Notes in circulation	77
Corporate & deferred taxation	1,14
Dividends payable	43
Other liabilities	10,20
Accruals and deferred income	5,01
Other provisions	20
Subordinated liabilities	
Dated loan capital	7,72
Undated loan capital	5,87
	13,59
	353,67

(Page 57)

Capital and Reserves	As 30.06.20
Called up share capital	
Ordinary shares	97
Preference shares (non-equity)	4C
	1,37
Share premium account	1,38
Other reserves	48
Profit and loss account	13,42
Shareholders' funds (including non-equity interests)	16,66
Minority interests (equity)	24
Minority and other interests (non-equity)	2,66
	19,57
	373,24
Long term assurance liabilities attributable to policyholders	46,73
Total Liabilities	419,98

Memorandum Items	
Contingent Liabilities	
Acceptances and endorsements	5
Guarantees and assets pledged as collateral security	4,13
	4,18
Commitments	
Other commitments	77,92

(Page 58)

Reconciliation of Shareholders' Funds

	Half year e 30.06.
Profit attributable to shareholders	1
Dividends	
Other recognised gains and losses	
Dividends retained on account of share dividends	
Decrease/(increase) in own shares	
Release relating to the cost of employee options granted under company share ownership plans	
Share scheme costs taken to reserves	
Ordinary capital subscribed	
	1
Shareholders' Funds at 1 January	15
Shareholders' Funds at 30 June/31 December	16

Attributable to non-equity interests	
Attributable to equity interests	16
	16

Consolidated Statement of Total Recognised Gains and Losses

	Half
	30.06
Profit attributable to shareholders	
Revaluation of investment property	
Exchange translation and other movements	
Total Recognised Gains and Losses in the period	

Consolidated Cash Flow Statement

	Half
	30.06
Net cash inflow from operating activities (Note 7)	2
Dividends received from joint ventures	
Dividends received from associated undertakings	
Returns on investments and servicing of finance	
Taxation	
Capital expenditure and financial investment	(4
Acquisitions and disposals	
Equity dividends paid	
Net cash outflow before financing	(3
Financing	1
(Decrease)/increase in cash	(1

(Page 59)

Notes on the Accounts

	Half year ended 30.06.2004 £m	Half yea ende 30.06.200 £
1. Net Operating Income		
Net operating income includes:		
Mortgage incentives	(712)	(598
Interest payable on subordinated liabilities	(388)	(304
Finance lease rental income	423	317
Operating lease rental income	305	252

2. Administrative Expenses (excluding exceptional items)

Administrative expenses includes:		
Staff costs	912	842
Property rentals	71	64
Hire of equipment	20	15

Provisions for Bad and Doubtful Debts

3.

Provisions for bad and doubtful debts comprises:		
Specific	551	460
General	27	39
	578	499

Notes on the Accounts (Continued)

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m

4. Exceptional Items

Included within administrative expenses, exceptional costs have been charge

HBOS merger integration costs	22	44
Tax effect	(6)	(13)
	16	31

HBOS merger integration costs cover the cost of integrating and reorganisin and Halifax Group following merger.

5. Profit on Sale of Fixed Assets

The £23m profit on sale of fixed assets represents the gain arising in the the disposal of cash machines situated in locations remote from the Group's of this disposal, an element of the consideration is deferred and is receiv achievement of certain performance criteria. None of this deferred conside in the period to 30 June 2004.

6. Taxation

The tax charge for the half year of £625m (2003 £516m) represents 28.9% (20 tax compared with a UK corporation tax rate applicable to the half year of effective rate is lower than the UK corporation tax rate mainly due to the

Notes on the Accounts (Continued)

	Half year endec 30.06.2004
	£n
7. Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities	
Group operating profit	2,121
(Increase)/decrease in prepayments and accrued income	(316)
Increase in accruals and deferred income	36
Provision for bad and doubtful debts	578
Depreciation and goodwill amortisation	406
Amortisation of premiums/(discounts) on debt securities	1
Income from long term assurance business	(253)
Interest on subordinated liabilities	387
Profits on sale of investment securities	(68)
Profits on sale of fixed assets	(23)
Provisions utilised	(52)
Provisions for liabilities and charges	52
Provision against debt securities and equity shares	7
Exchange differences and other non cash movements	230
Net cash inflow from trading activities	3,106
Net decrease in notes in circulation	(41)
Net (increase)/decrease in items in course of collection	(115)
Net decrease/(increase) in treasury and other eligible bills	3,293
Net increase in loans and advances to banks and customers	(13,051)
Net increase in deposits by banks and customer accounts	5,918
Net increase in debt securities in issue	2,262
Net increase in other assets	(291)
Net (decrease)/increase in other liabilities	(1,552)
Net decrease/(increase) in debt securities	2,667
Net cash inflow from operating activities	2,196

8. The financial information included in this announcement is unaudited and dc accounts within the meaning of section 240 of the Companies Act 1985 ("the accounts for HBOS plc for the year ended 31 December 2003 have been filed w Companies for Scotland. The Auditors have reported on those accounts; their did not contain a statement under section 237(2) or (3) of the Companies Ac

Independent Review Report by KPMG Audit Plc to HBOS plc

Introduction

We have been engaged by the company to review the financial information set out on pages 54 to 61 and we have read the other information contained in the Interim Results 2004 Stock Exchange Announcement ("Interim Report") and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
Edinburgh
27 July 2004

Share Dividend Alternative

Shareholders are again being offered new shares as an alternative to cash in respect of the interim dividend.

Shareholders who have already completed a Mandate Form to receive their entitlement to dividends in new ordinary

shares need take no action, as they will automatically receive new ordinary shares in respect of the interim dividend

of 10.8p per ordinary share for the year ending 31 December 2004. Shareholders who have not already completed a Mandate Form and also wish to participate in the Share Dividend Plan in respect of the interim dividend are required to complete and return a Mandate Form to our Registrars - Computershare Investor Services PLC, PO Box 1910, The Pavilions, Bridgwater Road, Bristol BS99 7DZ. A Mandate Form and a copy of the Rules of the HBOS plc Share Dividend Plan can be obtained from our Registrars by telephoning 0870 702 0102.

Timetable and Contacts

Expected Timetable

28 July 2004	Announcement of Interim Results
11 August 2004	Ordinary Shares quoted ex-dividend
11-17 August 2004	Period over which the Reference Price* will be calculat
13 August 2004	Record Date for the interim dividend 2004 (and for Shar entitlements)
16 September 2004	Final date for receipt of Mandate Forms to receive the for the interim dividend for 2004 - the 'Return Date'
21 October 2004	New Ordinary Share certificates or CREST entitlement st
22 October 2004	HBOS plc Ordinary Share dividend payment, CREST account Ordinary Shares. First day of dealing in new Ordinary S
30 November 2004	HBOS plc Preference Shares dividend payment
2 March 2005	Announcement of Preliminary Results

*The Reference Price of the new Ordinary Shares will be available from Wednesday 18 August 2004 on our

website (www.HBOSplc.com) or by telephoning our Registrars on 0870 702 0102.

Contacts

Investor Relations Charles Wycks

(020) 7905 9600
charleswycks@HBOSplc.com

John Hope
Director, Investor Relations
(0131) 243 5508
(020) 7905 9600
johnhope@HBOSplc.com

Press Office

Shane O'Riordain
General Manager, Group Communications
(020) 7905 9600
07770 544585 (mobile)
shaneo'riordain@HBOSplc.com

Mark Hemingway
Head of Media Relations
07831 390751 (mobile)
markhemingway@halifax.co.uk

END

Regulatory Announcement

Go to market news section

Company	Halifax PLC
TIDM	59NB
Headline	*Interim Results*
Released	07:01 28-Jul-04
Number	2848B

28th July 2004

Halifax plc Interim Results 2004

Stock Exchange Announcement

Contents

Introduction

The Directors present the consolidated interim results of Halifax plc for the half year ended 30 June 2004. Halifax plc is a directly held subsidiary undertaking of HBOS plc. A comprehensive review of the performance of the HBOS Group is presented in the interim results announcement of HBOS plc. A review of the performance of the Halifax plc group is presented below.

Halifax plc has listed preference shares originally issued as part of the consideration for the acquisition of the business of Birmingham Midshires Building Society in 1999. These preference shares represent the only listed shares of Halifax plc.

Review of Results and Business Performance

Halifax plc group ("Halifax") profit before tax was £677m for the half year ended 30 June 2004 (£607m for the half year ended 30 June 2003).

Profit before tax and exceptional items was £687m for the half year ended 30 June 2004 (£636m for the half year ended 30 June 2003).

Dividends on ordinary shares of £295m and dividends of £24m on the non-cumulative preference shares are reflected in the profit and loss account.

The HBOS Group business sectors have been re-organised with effect from 1 January 2004 and now comprise Retail Banking, Corporate Banking, Treasury, Insurance & Investment, International and Group Items. The business sectors of the Halifax mirror the business sectors of the HBOS Group and have been similarly reorganised. However for Halifax, with the exception of Retail Banking and Corporate Banking, the activities of the other business sectors are not of a sufficient scale to be separately reported and so have been amalgamated for segmental reporting purposes as Other Activities.

The divisional changes within Halifax arise from the merger of Business Banking and Corporate Banking to create an enlarged Corporate Banking division and the transfer of some Business Banking activities to Retail Banking. The results for the half year ended 30 June 2003 and the year ended 31 December 2003 have been restated in the Business Sector Performance tables on page 4 to reflect these changes. The impact of the restatement on the reported sectors for the half year ended 30 June 2003 and year ended 31 December 2003 is shown in the Divisional Restatement table on page 5. There is no impact on the overall Halifax plc consolidated balance sheet and profit and loss account previously published for the half year ended 30 June 2003 or the year ended 31 December 2003.

Net operating income has grown by 13% compared to the first half of 2003, which reflects the growth in lending balances between these periods. Since 31 December 2003 loans and advances to customers have grown by 4% to £164bn at 30 June 2004.

Operating expenses in the six months to 30 June 2004 have increased by £76m compared to the first half of 2003. This includes a £17m increase in pension costs mainly attributable to an increased charge in respect of the Halifax Retirement Fund. This increased charge reflects the impact of the triennial valuation of the Fund on the profit and loss charge from 31 March 2003, the effective date of the valuation. Compared to the second half of 2003 operating expenses have fallen by £23m, reflecting a reduction in exceptional costs.

The cost:income ratio is calculated excluding exceptional items, goodwill amortisation and after netting operating lease depreciation and general insurance claims against operating income. For the half year ended 30 June 2004 it was 51.4%, down from 51.8% in the corresponding period last year.

Divisional Performance and Reviews

Divisional Performance

	Retail Banking £m	Corporate Banking £m	Other Activities £m	Total £m
Half year ended 30 June 2004				
Net operating income	1,685	101	89	1,875
Operating expenses*	(817)	(25)	(134)	(976)
General insurance claims	-	-	(13)	(13)
Provisions for bad and doubtful debts	(218)	-	-	(218)
Operating profit/(loss)*	650	76	(58)	668
Share of operating profits of joint ventures	-	9	-	9
Profit on sale of fixed assets	10	-	-	10
Profit/(loss) on ordinary activities before tax and exceptional items	660	85	(58)	687
Half year ended 30 June 2003 (restated)				
Net operating income	1,483	115	67	1,665
Operating expenses*	(727)	(28)	(126)	(881)
Provisions for bad and doubtful debts	(156)	3	-	(153)
Operating profit/(loss)*	600	90	(59)	631
Share of operating (losses)/profits of joint ventures	(3)	8	-	5
Profit/(loss) on ordinary activities before tax and exceptional items	597	98	(59)	636
Year ended 31 December 2003 (restated)				
Net operating income	3,091	234	140	3,465
Operating expenses*	(1,532)	(53)	(272)	(1,857)
Provisions for bad and doubtful debts	(349)	6	-	(343)
Operating profit/(loss)*	1,210	187	(132)	1,265
Share of operating (losses)/profits of joint ventures	(6)	16	-	10

Profit/(loss) on ordinary activities before tax and exceptional items	1,204	203	(132)	1,275

*Excluding exceptional items.

Divisional Restatement

	As previously published (note 1) £m	Divisional transfers (note 2) £m	Restated (note 3) £m
Half year ended 30 June 2003			
Retail Banking	596	1	597
Corporate Banking	75	23	98
Other Activities	(35)	(24)	(59)
Profit on ordinary activities before tax and exceptional items	636	-	636
Year ended 31 December 2003			
Retail Banking	1,201	3	1,204
Corporate Banking	155	48	203
Other Activities	(81)	(51)	(132)
Profit on ordinary activities before tax and exceptional items	1,275	-	1,275

Note 1 - The results for the half year ended 30 June 2003 are those that have been previously published in the Interim Results Announcement 2003. The results for the year ended 31 December 2003 are those that have been previously published in the Preliminary Results Announcement and Annual Report and Accounts.

Note 2 - These amounts reflect the impact on the comparative 2003 results from transfers of business between divisions with effect from 1 January 2004 as detailed below.

Note 3 - The impact of the divisional changes within Halifax arise from the merger of Business Banking and Corporate Banking to create an enlarged Corporate Banking division and the transfer of some Business Banking activities to Retail Banking.

Retail Banking

The net interest margin for the half year ended 30 June 2004 is 1.75% (half year ended 30 June 2003 1.79%, year ended 31 December 2003 1.76%). The overall margin reduction of 4bps is primarily accounted for by the impact of increases in LIBOR related wholesale funding costs compared to Base Rate.

Net operating income for the half year ended 30 June 2004 is 13.6% higher at £1,685m compared to the first half of 2003 and profit on ordinary activities before tax and exceptional items is up 10.6%. The strong income growth has resulted in a further improvement in the cost:income ratio to 48.5% (down from 49.0% in the first half of last year).

The £10m profit on sale of fixed assets represents the gain arising in the period to 30 June 2004 on the disposal of cash machines situated in locations remote from the group's bank branches. As part of this disposal, an element of the consideration has been deferred and is receivable subject to the achievement of certain performance criteria. None of this deferred consideration has been recognised in the period to 30 June 2004.

Asset quality remains robust. The total provisions charge increased by £62m against the same period last year, but was only £25m higher than the second half of 2003. Growth in the provisions charge relates to the unsecured lending book and reflects the significant asset growth we have delivered in recent years together with a move towards risk based pricing.

In the first six months of 2004, as announced in the 2003 Preliminary Results, we have followed a strategy of tightening our lending criteria, and reduced our market share of new mortgage lending. Against the background of growth in the gross lending market of 16%, Halifax gross mortgage lending increased to £25.7bn, 9% up on 2003.

Our market leading current account, combining attractive interest rates and value added features, backed up by aggressive marketing, has allowed Halifax to sustain its attack on the incumbents in the UK banking market. The strong sales performance delivered in 2003 has been maintained with 455,000 new bank accounts opened in the first half of 2004.

Against a backdrop of a highly competitive environment, unsecured loan balances have grown by 6%, despite a cautionary tightening of our lending criteria, and now total £4bn.

In credit cards the launch of the "One card" has been phenomenally successful. We acquired 648,000 new accounts in the first half of 2004, an increase of 79% compared to last year.

In savings, against a background of low, but rising, interest rates we have continued to deliver market share gains without detriment to the savings margin. During the first half of 2004 we have continued to use our multi-brand strategy to once again deliver strong savings inflows of £3.6bn (2003 £3.4bn).

Corporate Banking

Following the group restructuring on 1 January 2004 Corporate Banking now includes most of the activities previously carried out in the Business Banking division. Corporate Banking offers a full range of banking products and services to businesses including a wide range of specialist activities. The main activities carried out in the Halifax group are structured and asset finance.

Profit on ordinary activities before tax and exceptional items fell by £13m to £85m compared to the half year ended 30 June 2003. Net operating income at £101m was £14m lower than the first half of 2003 as a result of increased funding costs whilst operating expenses were down £3m (11%) to £25m due to lower salary related costs.

The share of operating profit of joint ventures increased by £1m to £9m compared to the corresponding period in the prior year. This represents the group's interest in the Lex Vehicle Leasing (Holdings) Ltd group after amortisation of goodwill.

Other Activities

Other activities comprise the combined results of Insurance & Investment, Treasury, International and Group Items within the Halifax group.

Net operating income in the half year ended 30 June 2004 increased by 33% to £89m compared to the first half of 2003 whilst the increase in operating expenses was restricted to a 6% rise. The HBOS group has commenced underwriting household insurance. The re-insurance of certain elements of this activity is carried out by a subsidiary undertaking of Halifax plc and consequently general insurance claims of £13m are reported in the current period's results. This new activity is also the main cause of the increase in net operating income, with £20m of general insurance premiums being generated in the period to 30 June 2004 (2003 £nil).

Prospects

As the business activities of the Halifax plc group are predominantly within the Retail Banking business sector of the HBOS Group, the prospects for the Halifax plc group broadly align with those of the HBOS Retail Banking business sector. These prospects are summarised from the HBOS interim results announcement as follows:

Our performance in the first half of 2004 continues to confirm that our strategy, based on delivering value and simplicity to customers combined with a disciplined approach to cost management, drives real shareholder value.

There is some evidence of a slowing in the housing market but there is still low unemployment, good affordability and a shortage of housing stock. Against this background we have continued to tighten our lending criteria. In the long term we continue to see attractive growth prospects in all of our main Retail businesses.

(page 7)

Financial Review

Accounting Policies

There have been no changes in accounting policies from those stated in the 2003 Annual Report and Accounts.

Certain loans and advances to customers have been securitised. A "linked presentation" format is used for the statutory balance sheet presentation of these assets and the associated non-returnable finance. The net interest margin is calculated before deduction of average loans and advances subject to non-returnable finance.

Certain comparatives have been restated to reflect the divisional restructuring as at 1 January 2004.

Basis of Preparation

The financial information included in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for Halifax plc for the year ended 31 December 2003 have been filed with the Registrar of Companies for England and Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

Consolidated Profit and Loss Account

	Half year ended 30.06.2004 (Unaudited) £m	Half year ended 30.06.2003 (Unaudited) £m	Year ended 31.12.2003 £m
Net operating income	**1,875**	1,665	3,465
Operating expenses (note 1)	**(986)**	(910)	(1,919)
General insurance claims	**(13)**	-	-
Provisions for bad and doubtful debts (note 2)	**(218)**	(153)	(343)
Operating profit	**658**	602	1,203
Share of operating profits of joint ventures	**9**	5	10
Profit on disposal of fixed assets	**10**	-	-
Profit on ordinary activities before taxation (note 1)	**677**	607	1,213
Tax on profit on ordinary activities (note 3)	**(215)**	(191)	(382)
Profit on ordinary activities after taxation	**462**	416	831
Equity minority interests	**(3)**	(4)	(8)
Profit attributable to shareholders	**459**	412	823
Ordinary dividends (note 4)	**(295)**	(198)	(674)
Preference dividends	**(24)**	(24)	(49)
Retained profit for the period	**140**	190	100

Profit on ordinary activities before taxation and exceptional items (note 1)	**687**	636	1,275

There were no material gains or losses in any of the periods under review other than the profit shown above.

Consolidated Balance Sheet

	As at 30.06.2004 (Unaudited) £m	As at 31.12.2003 £m
Loans and advances to banks	**10,392**	8,392
Loans and advances to customers (note 5)	**164,002**	158,058
Less: non-returnable finance	**(17,621)**	(12,183)
	146,381	145,875
Other assets	**7,152**	5,520
Total assets	**163,925**	159,787
Deposits by banks	**32,225**	32,027
Deposits by customers	**113,369**	108,862
Other liabilities	**7,872**	8,830
Subordinated liabilities	**4,334**	4,066
Capital and reserves	**6,125**	5,985
Equity minority interests	**-**	17
Total liabilities	**163,925**	159,787

Reconciliation of Shareholders' Funds

	Half year ended 30.06.2004 (Unaudited) £m	Half year ended 30.06.2003 (Unaudited) £m	Year ended 31.12.2003 £m
Profit attributable to shareholders	**459**	412	823
Dividends	**(319)**	(222)	(723)
Other recognised gains	**-**	-	1
Net addition to shareholders' funds	**140**	190	101

Opening shareholders' funds	**5,985**	5,884	5,884
Closing shareholders' funds	**6,125**	6,074	5,985

Notes to the Accounts

Note 1 – Exceptional Items

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Year ended 31.12.2003 £m
Profit on ordinary activities before taxation and exceptional items	**687**	636	1,275
Exceptional merger integration costs included in Operating expenses	**(10)**	(29)	(62)
Profit on ordinary activities before taxation and after exceptional items	**677**	607	1,213
Tax credit relating to exceptional items	**3**	8	19

The merger integration costs comprise the costs of integration and reorganisation following the merger with Bank of Scotland Group in September 2001.

Note 2 – Provisions for Bad and Doubtful Debts

Provisions	**Specific £m**	**General £m**	**Total £m**
At 1 January 2004	577	268	845
New provisions less releases	201	21	222
Amounts written off	(109)	-	(109)
At 30 June 2004	**669**	**289**	**958**

New provisions less releases	201	21	222
Recoveries of amounts previously written off	(4)	-	(4)
Net charge to profit and loss account	**197**	**21**	**218**

Note 3 – Tax on Profit on Ordinary Activities

The effective rate of corporation tax for the half year ended 30 June 2004 is 31.8% (half year ended 30 June 2003 31.5%, year ended 31 December 2003 31.5%). This compares to an actual corporation tax rate for the period of 30% (half year ended 30 June 2003 and year ended 31 December 2003 30%). The difference in the current period rates is principally due to expenses that are not deductible for tax purposes.

Notes to the Accounts (Continued)

Note 4 – Ordinary Dividends

Ordinary dividends comprise:

	Half year ended 30.06.2004 £m	Half year ended 30.06.2003 £m	Year ended 31.12.2003 £m
Interim	**295**	198	198
Final	**-**	-	476
	295	198	674

Note 5 – Loans and Advances to Customers

As part of its ongoing funding programme Halifax plc undertakes mortgage securitisations using special purpose companies. These companies are funded primarily through the issue of floating rate notes. The loans and non-returnable finance raised that meet the criteria of FRS 5 'Reporting the Substance of Transactions' are disclosed using a linked presentation format. During the half year ended 30 June 2004 a further £6.1bn of residential mortgages have been securitised, resulting in the non-returnable finance increasing to £17.6bn, after taking account of repayments.

Loans and advances to customers include £13.4bn (31 December 2003 £6.4bn, 30 June 2003 £nil) of mortgages that have been sold to a limited liability partnership that is a subsidiary undertaking of Halifax plc. This vehicle is funded by the issue of Covered Bonds by HBOS Treasury Services plc, a fellow subsidiary undertaking of HBOS plc.

Independent Review Report by KPMG Audit Plc to Halifax plc

Introduction

We have been engaged by the company to review the financial information set out on pages 8 to 12 and we have read the other information contained in the Interim Results 2004 Stock Exchange Announcement ("Interim Report") and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: *Review of interim financial information* issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc

Chartered Accountants

Leeds

27 July 2004

(page 13)

Timetable and Contacts

Timetable for preference dividends

11 August 2004	Ex-dividend date
13 August 2004	Record date
15 September 2004	Payment of preference share dividend

Contacts

Investor Relations	Charles Wycks Director of Investor Relations (0131) 243 5509 (020) 7905 9600 charleswycks@HBOSplc.com
	John Hope Director, Investor Relations (0131) 243 5508 (020) 7905 9600 johnhope@HBOSplc.com
Press Office	Shane O'Riordain General Manager, Group Communications (020) 7905 9600 07770 544585 (mobile) shaneo'riordain@HBOSplc.com
	Mark Hemingway Head of Media Relations 07831 390751 (mobile) markhemingway@halifax.co.uk

(end)

END

AFX UK Focus Story

Go to market news section

Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	HBOS says confident of strong FY outcome as H1 pretax rises 21 pct
Released	07:34 28-Jul-04
Number	073412.28072004

LONDON (AFX) - HBOS PLC, the UK's largest mortgage lender, said it is confident of a strong outcome for the full year, and expects to deliver good earnings growth in 2005 and beyond, as it announced first half results at the top end of market expectations.

The group, formed by the merger of Halifax and Bank of Scotland three years ago, reported pretax profit of 2.16 bln stg, up 21 pct from the 1.78 bln stg posted in the same period of last year.

Underlying earnings per share rose by 19 pct to 38.7 pence, while basic earnings per share were up 22 pct at 36.9 pence.

HBOS announced an interim dividend of 10.8 pence, up 5 pct.

Group RoE (return on equity) increased to 18.6 pct from 17.2 pct in the same period of last year.

HBOS said that its policy of tightening Retail lending criteria as interest rates rise has resulted in good but slower overall rates of growth.

Total loans and advances to customers grew by 6 pct to 299 bln in the first six months of the year.

etain.lavelle@afxnews.com

el/slm/

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AFX UK Focus Story

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Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	ROUNDUP - HBOS delivers top-of-the-range H1 performance, upbeat for FY
Released	12:26 28-Jul-04
Number	122620.28072004

LONDON (AFX) - HBOS PLC delivered a top-of-the-range performance for the first half of the year by offsetting a fall in its key mortgage lending business via increased deposits and selling more investment products.

Shares in HBOS led the list of blue chip risers in morning trades, gaining over 4 pct to 704 pence by 11.45 am, as investors warmed to the results and the lending group's upbeat outlook for the rest of the year.

The UK bank, formed by the merger of Halifax and Bank of Scotland in 2001, said that its share of the UK mortgage lending market fell to 17 pct in the first half of the year, from 25 pct, as the group tightened lending conditions due to rising interest rates.

At the same time, the net interest margin dropped to 1.68 pct from 1.77 pct in the full year of 2003, though this was less of a fall than many analysts had forecast.

HBOS said it is confident of a strong outcome for the full year, and expects to deliver good earnings growth in 2005 and beyond.

Pretax profit came in at 2.16 bln stg, up 21 pct from the 1.78 bln stg posted in the same period of last year, just within the range of 2.092-2.170 bln stg forecast by analysts polled by AFX.

'The better balance between volume and margin and the ability to maintain fee income growth despite lower absolute growth in volumes bodes well for sustainable growth going forward,' Dresdner Kleinwort analyst Simon Maughan wrote in a note following the results this morning.

Looking ahead, HBOS said that with interest rates 'likely to peak at historically low levels and with little sign of any deterioration in employment,' it continues to expect only a modest deterioration in its Retail credit business.

Market share of new lending is expected to be below 20 pct for the rest of this year and into 2005.

Dresdner cut its price target by 4 pct to 900 to reflect slightly lower volume growth.

etain.lavelle@afxnews.com

el/ak

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AFX UK Focus Story

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Company	HBOS PLC ORD 25P
TIDM	HBOS
Headline	HBOS sees little chance of UK counterbid for Abbey - report
Released	06:56 29-Jul-04
Number	065602.29072004

LONDON (AFX) - HBOS PLC, the UK's fourth largest bank, yesterday cast doubt on whether another UK bank would make a counterbid for Abbey National PLC, which has agreed an 8.2 bln stg bid from Banco Santander Central Hispano of Spain, the Financial Times reported.

It cited James Crosby, HBOS chief executive, as saying regulatory issues would present a 'real difficulty' for any UK bank wanting to counterbid.

He said: 'They will look at the competition analysis and come to the same inevitable conclusion - that there are difficulties. The idea that the big four banks will dive in and engage some sort of competition inquiry does not seem appealing.'

The Competition Commission prevented Lloyds TSB Group PLC proceeding with an 18 bln stg bid for Abbey in 2001. Since then, consolidation between the main UK clearing banks has been off the agenda.

The FT said Crosby also questioned whether SCH might have to unwind its 5 pct stake in Royal Bank of Scotland Group PLC. RBS in turn holds 2 per cent of SCH.

He said: 'I don't feel it is very sustainable -- one director sitting in the boardroom discussing attacking another's business.'

jdd/lam

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Regulatory Announcement

Go to market news section

Company	Forth Ports PLC
TIDM	FPT
Headline	Holding(s) in Company
Released	16:04 29-Jul-04
Number	3890B

RNS Number:3890B
Forth Ports PLC
29 July 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

FORTH PORTS PLC

2. Name of shareholder having a major interest

HBOS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Fund	Number of Shares Held	Percentage Holding
Chase Nominees a/c CMIG	2340	42,800	0.094%
Chase Nominees a/c CMIG	1105	50,695	0.111%
Chase Nominees a/c CMIG	2314	434,354	0.953%
HSDL Nominees Limited	N/A	4	0.000%
Nortrust Nominees Ltd.	HPFO	2,126	0.005%
Nortrust Nominees Ltd.	HXPEN	4,700	0.010%
Nortrust Nominees Ltd.	HPBA	5,700	0.013%
Nortrust Nominees Ltd.	HXLFE	52,230	0.115%
Nortrust Nominees Ltd.	HLFO	59,754	0.131%
Nortrust Nominees Ltd.	HLBA	67,550	0.148%
State Street Nominees Limited a/c 2GDS	SJP RF79	329,230	0.722%
State Street Nominees Limited a/c 2GDW	SJP RF82	183,609	0.403%
State Street Nominees Limited a/c 2GDX	SJP RF83	11,041	0.024%
State Street Nominees Limited a/c 2GEG	SJP RF91	125,206	0.275%

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

50P ORDINARY

10. Date of transaction

UNKNOWN

11. Date company informed

29TH JULY 2004

12. Total holding following this notification

1,368,999

13. Total percentage holding of issued class following this notification

3.003%

14. Any additional information

15. Name of contact and telephone number for queries

John A Tothill, Company Secretary 0131 555 8700

16. Name and signature of authorised company official responsible for making this notification

Date of notification

29TH JULY 2004

for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

AFX UK Focus Story

Go to market news section

Company	NATIONAL AUSTRALIA BANK LD NPV
TIDM	NAB
Headline	HBOS would consider National Australia Bank's Irish bank if put up for sale
Released	06:42 30-Jul-04
Number	064247.30072004

SYDNEY (AFX-ASIA) - HBOS unit Bank of Scotland Ireland will consider an acquisition of National Australia Bank's National Irish Bank if it is put up for sale, the Irish Independent newspaper reported on its website, quoting the head of the HBOS unit, Richard McDonnell.

The report said McDonnell indicated the bank would consider any opportunities that facilitated the bank's expansion into retail banking, but stressed that the bank was not dependent on the acquisition of a branch network.

National Australia Bank is currently reviewing the future of its four European banks and market speculation has centred on a sale of NIB and Northern Bank.

lmf/wpf

Close

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

RECEIVED
2004 AUG 10 A 11:57
OFFICE OF THE COMPANIES CORPORATE FINANCE

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 01 Month 07 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,470	8,858	2,247
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	712.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

cosform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 01 Month 07 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,794	572	4,824
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	218.93p	428.27p	459.47p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	464	1,920	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	570.00p	472.53p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	23,022
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: see schedule attached	Ordinary	2,127
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 5/7/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

Certificates

be	Title	Forenames	Surname	NI no.	Address				428.27	459.47	570	472.53	Total Units
	Mr	Dickson Simpson	Hillcoat	YM493729	17 Weaver Avenue	Newton Mearns	GLASGOW	G77 6SG	286	0	0	0	286
	Mrs	Carole Margaret	McBride	YR704222	32 Glen Carron	St Leonards	EAST KILBRIDE	G74 2AJ	286	193	206	239	924
	Mrs	Harjinder	Kaur	JB385325	16 Honeysuckle Way	Abington Vale	NORTHAMPTON	NN3 3QE	0	249	0	0	249
	Mrs	Sara Grace	Plume	NP476937	7 Button Road	Grays	ESSEX	RM17 5HE	0	0	0	410	410
	Mrs	Elizabeth Stewart	Brown	YK474487	124 Gilmartin Road	East Fulton	LINWOOD	PA3 3SL	0	0	258	0	258
									572	442	464	649	**2127**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

RECEIVED 2006 AUG 10 A 11:57 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,907	19,248	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	22,066
Name: See schedule attached Address: UK postcode:	Ordinary	3,089
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 5/7/04

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

rtificated

tle	Forenames	Surname	Add1	Add2	Add3	Add4	NINO	Location	Grant Date	Grant Price	Share Date	Exercised Shares	Exercised Date	Exercise Value
	Robert Cameron	Brown	24 Hazel Close	Whitton	Twickenham Middlesex	TW2 7NR	YP437575A	HFX	21/03/2003	£6.54	02/07/2004	1633	02/07/2004	£10,679.82
	Mike	Wade	4 Long Row	Wicken Road	Leckhampstead Buckin	MK18 5NZ	YT139829B	HECM	21/03/2003	£6.54	02/07/2004	1214	02/07/2004	£7,939.56
												2847		
rs	Susan Mary	Shaw	12 Small Lees Raod	Ripponden	Sowerby Bridge	HX6 4DZ	YH697627A	HFX	21/02/2001	£6.80	02/07/2004	242	02/07/2004	£1,645.60
												242		

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number HBOS plc

Company Name in full SC218813

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,172	7,598	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Odrinary	Number allotted: 12,770
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 12/7/4

A ~~director~~ / deputy secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	228		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	680.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 228
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 12/7/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,824	1,433	944
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£6.54	£5.79

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	916	870	8,080
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£5.78	£5.37	£5.62

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,677	1,712	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.98	£5.74	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	1,905
Name: Halifax Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	4,782
Name: See attached Address: UK postcode:	Ordinary	19,769
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form 5

Signed Deputy [signature] **Date** 12/7/4

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	417		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 417
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 12/7/4

A ~~director~~ Deputy Secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,109		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,109
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Deputy [signature] **Date** 13/7/4

A director / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	189	162	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	598.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	189
Name: See separate schedule Address: UK postcode:	Ordinary	162
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19/7/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (OBO)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 14th July 2004

Mrs Ann Marie Graham 84 Edinbeg Avenue Toryglen GLASGOW G42 0EW	96
Mrs Karen Louise Wright 15 Peel Close Drayton Bassett TAMWORTH Staffs B78 3UE	66
2 records	**162**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	218	2,119	412
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.2827	£4.5947	£5.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	07	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	669		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£4.7253		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	1,688
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: See Attached	Ordinary	1,730
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 19/7/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 8671
DX number DX exchange

Certificates

BOS Number	Title	Forenames	Surname	NI no.	Address				218.93	428.27	459.47	570	472.53
905183	Mr	Morgan Ian	Jones	YT909230	10 Chattan Avenue	Causewayhead	STIRLING	FK9 5RD	0	218	193	206	287
905194	Mr	Alan Robert	Nutt	YX894605	19 Willow Grove	Pitcorthie	DUNFERMLINE	KY11 8BB	0	0	0	206	239
905222	Mrs	Helen May	Cameron	YS699512	11 Craiginnan Gardens	Dollar	CLACKS	FK14 7JA	0	0	238	0	143
										218	431	412	669

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19 07 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	118,500		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Alastair James Niel Loudon	Ordinary	118,500
Address: 2 Easter Belmont Road EDINBURGH		
UK postcode: EH12 6EX		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22/7/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secertary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

RECEIVED
2004 AUG 10 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company Number	SC218813
Company Name in full	HBOS plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20 / 07 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,228		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	£6.54		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 2,228
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/7/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,780	1,542	1,209
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	£4.10	£5.62	£5.98

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 21	Month 07	Year 2004	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	121	4,587	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£5.74	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Halifax Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	1,901
Name: See Attached Address: UK postcode:	Ordinary	7,338
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed ____________________ Date 22/7/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 21st July 2004

Mr John Duke Church Barn Draughton NORTHAMPTON NN6 9JQ	1428
Mrs Roseann McCrossan 20 Aurs Glen Barrhead GLASGOW G78 2LJ	178
Mr Simon John O'Connell Basement Flat 35 Aylesford Street Pimlico LONDON SW1V 3RY	764
Mr Ian Simpson 6 Hillfields CONGLETON Cheshire CW12 1JE	381

Title	Forenames	Surname	Add1	Add2	Add3	Add4	Add5	Add6	Post Code	Division	Payroll	NI Number
Mr	Alastair James Niel	Loudon	2 EASTER BELMONT ROAD	EDINBURGH	EH12 6EX						HFX	YT875290D
3												

ccform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,118	19,422	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.54	£6.55	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	4,118
Name: Mrs Carol Ann Ritchie Address: 34 Hob Hey Lane, Culcheth, Warrington UK postcode: WA3 4NW	Ordinary	19,422
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 22/7/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc , The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,467	2,048	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.80	£6.54	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road, Halifax, West Yorkshire UK postcode: HX1 2RG	Ordinary	3,515
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/7/4

A director / ~~secretary~~ DEPUTY / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Susan Paton, Company Secretarial Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 8671

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,765		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited Address: Trinity Road Halifax West Yorkshire UK postcode: HX1 2RG	Ordinary	1,463
Name: Mr Nalpathil Joseph Address: 52 The Walk Potters Bar UK postcode: EN6 1QE	Ordinary	1,302
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/7/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	629	7,386
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	655.0p	680.0p	654.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 28 Month 07 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	177	3,510	2,069
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share *(including any share premium)*	410.0p	562.0p	598.0p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

cojform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	654		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	574.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: HSDL Nominees Limited	Ordinary	8,015
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: Halifax Nominees Limited	Ordinary	1,215
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name: David George Elliot	Ordinary	2,000
Address: 22 Fairfax Road, Mosman, NSW, Australia		
UK postcode: 2088		
Name: See separate schedule	Ordinary	5,195
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 29/7/4

A ~~director~~ / DEPUTY secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

HBOS Plc Sharesave Exercise
Early Leaver Closure Schedule

Shares to Individual 28th July 2004

Mrs Helen May Cameron
11 Craiginnan Gdns
DOLLAR
Clackmannanshire FK14 7JA 202

Mr Nigel Timothy Crawley
5 Ridgeway
Wing
LEIGHTON BUZZARD
Beds LU7 0TH 854

Mrs Margaret Fletcher
3 Birstall Avenue
Islands Brow
ST HELENS
Merseyside WA11 9LF 110

Mrs Rachel Mary Gould
10 Roman View
CANNOCK
Staffs WS11 8TA 226

Mrs Heather McInally
9 Gordon Street
Broughty Ferry
DUNDEE
DD5 2RA 240

Mrs Joyce Minty
13 Guildry Grove

DUNFERMLINE Fife KY12 7TR	590
Mr Norman Kenneth Murray 38 Western Crescent KILBIRNIE Ayrshire KA25 6JE	971
Mrs Suzan Spruce 14 Birch Tree Close Barnby Dun DONCASTER South Yorkshire DN3 1QW	806
Mr Douglas Grant V Tillie 19 Mansionhouse Road PAISLEY Renfrewshire PA1 3RG	1196
9 records	**5195**

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,029		
Nominal value of each share	25p		
Amount (if any) paid or due on each share *(including any share premium)*	654.0p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,029
Address: Trinity Road Halifax West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/7/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ (DEPUTY)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department
HBOS plc, The Mound, Edinburgh, EH1 1YZ
Tel 0131 243 5486
DX number DX exchange

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number SC218813

Company Name in full HBOS plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	517	1,317	
Nominal value of each share	25p	25p	
Amount (if any) paid or due on each share *(including any share premium)*	680.0p	654.0p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: HSDL Nominees Limited	Class of shares allotted: Ordinary	Number allotted: 1,834
Address: Trinity Road, Halifax, West Yorkshire		
UK postcode: HX1 2RG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 30/7/4

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nicola Moodie, Company Secretary's Department

HBOS plc, The Mound, Edinburgh, EH1 1YZ

Tel 0131 243 5486

DX number DX exchange